Registration Statement No. 333-117130

As filed with the Securities and Exchange Commission on August 12, 2004

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_______________

AMENDMENT NO. 1 TO
FORM S-2
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

SUMMUS, INC. (USA)
(Exact Name of Registrant as specified in its charter)

State of Florida	65-0185306
(State or Other Jurisdiction	(I.R.S. Employer
of Incorporation or Organization)	Identification Number)

Summus, Inc. (USA)	Donald T. Locke
434 Fayetteville Street, Suite 600	Chief Financial Officer
Raleigh, North Carolina 27613	& General Counsel
(919) 807-5600	Summus, Inc. (USA)
(Address, including zip code, and	434 Fayetteville Street, Suite 600
telephone number, including area code,	Raleigh, North Carolina 27601
of Registrant’s principal executive	(919) 807-5623
offices)	(Name, address, including zip code, and
telephone number, including area code, of agent
for service)

_______________

          Approximate date of commencement of proposed sale to the public: From time to time after this Registration Statement has been declared effective.

          If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.    ☒

          If the registrant elects to deliver its latest annual report to security holder, or a complete and legible facsimile thereof, pursuant to Item 11(a) (i) of this Form, check the following box. ☒

          If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of earlier effective registration statement for the same offering. ☐:

          If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐:

          If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐:

          If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.  ☐

           The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

EXPLANATORY NOTE

          Summus has previously filed Registration Statement No. 333-108526 to register shares of its common stock, as well as shares of its common stock underlying warrants and other securities held by certain selling shareholders. Pursuant to Rule 429 of the Securities Act of 1933, this Registration Statement also serves as a post-effective amendment to the prior registration statement. This Registration Statement eliminates those selling shareholders who have previously sold such shares pursuant to the previous registration statement and also eliminates those selling shareholders to whom the Company no longer has registration obligations. This Registration Statement also registers an additional (i) 15,233,480 shares of common stock, (ii) 105,456 shares of common stock underlying warrants, and (iii) up to 28,572,000 shares of common stock into which the Company’s Senior Convertible Debt is convertible, all of which have not previously been registered.

The information in this prospectus is not complete and may be changed.  We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective.  This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion
Preliminary prospectus dated August 12, 2004

114,501,062 Shares

Summus, Inc. (USA)

Common Stock

(par value $.001 per share)

          All the shares of common stock of Summus, Inc. (USA), a Florida corporation, that are being offered for sale by this prospectus are being offered by the individuals listed in the section of this prospectus entitled “Selling Shareholders.” This prospectus relates to the resale of up to 114,501,062 shares of common stock. Of these, (i) 44,131,249 shares may be issued upon exercise of warrants held by the selling shareholders, (ii) 12,625,000 shares may be issued upon the conversion of Summus’ Series D Convertible Preferred Stock (the “Series D Stock”), and (iii) up to 28,572,000 shares may be issued upon the conversion of Summus’ Senior Convertible Debt (the “Senior Convertible Debt”), including their transferees, pledgees, donees or successors.  If the $1,000,000 of Senior Convertible Debt currently held in escrow is not drawn down by Summus, the number of shares that may be issued upon the conversion of the Senior Convertible Debt as set forth in item (iii) above would be reduced to 14,286,000 and the number of shares that could be resold pursuant to this prospectus would be 100,215,062.  See "Selling Shareholders."  The shares are being registered to permit the selling shareholders to sell the shares from time to time in the public market. We will not receive any proceeds from the sale of the shares, but will bear the costs relating to the registration of the shares. To the extent all of the outstanding warrants are exercised at their current exercise prices, we would receive approximately $62.3 million in cash proceeds upon such exercise of all of the warrants held by the selling shareholders.  However, the exercise prices of these outstanding warrants range from $0.11 to $5.50, and a substantial portion of these warrants have an exercise price substantially higher than the current market price of our common stock.

          The selling shareholders may sell the shares covered by this prospectus through various means (e.g., in ordinary brokerage transactions, directly to market makers of our shares, in negotiated transactions or otherwise, at prevailing market prices) and may engage brokers or dealers to sell the shares. For additional information on the selling shareholders’ possible methods of sale, you should refer to the section in this prospectus entitled “Plan of Distribution.” The brokers or dealers through or to whom these shares of common stock may be sold may be deemed “underwriters” of the shares within the meaning of the Securities Act of 1933, as amended, in which event all brokerage commissions or discounts and other compensation received by such brokers or dealers may be deemed to be “underwriting compensation.” If required, the selling shareholders will disclose the names of any underwriter(s), applicable commissions or discounts, and any other required information with respect to any particular sales in an accompanying prospectus supplement.

          On August 9, 2004, the last sale price of our common stock as reported on the OTC Bulletin Board (symbol: SUMU) was $0.17 per share.

Investing in our common stock involves risks that are described in the “Risk Factors” section of this prospectus beginning on page 7.

__________

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

______________

The date of this prospectus is August __, 2004.

You should rely only on the information contained in this prospectus. We have not authorized anyone to give you information different from that contained in this prospectus. The selling shareholders are offering to sell, and seeking offers to buy, shares of common stock of Summus, Inc. (USA) only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date on the front cover page of this prospectus, regardless of the time of the delivery of this prospectus or of any sale of the shares. Our business, financial condition, results of operation and prospects may have changed since that date.

PROSPECTUS SUMMARY

          You should read this prospectus summary together with the more detailed information contained in this prospectus, including the risk factors, the financial statements and the notes to the financial statements. This prospectus contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those discussed in the forward-looking statements. Factors that might cause such a difference include those discussed in the “Risk Factors” section and elsewhere in this prospectus.

          Unless we state otherwise, “we,” “us,” and “our” refer to Summus, Inc. (USA). Unless otherwise indicated, industry data in this prospectus is derived from publicly available sources, which we have not independently verified. Some of the statements in this prospectus are forward-looking statements. See “Forward-Looking Statements; Risks and Uncertainties.”

Summus, Inc. (USA)

           Summus is primarily engaged in the development of applications that optimize the consumer wireless experience.  The core of our business plan is to focus on the emerging wireless and mobile market and partner with leading content brands to bring branded products to mobile phones.  Summus has developed software, technology and applications to enable information processing and resource management to include, but not be limited to, the creation, transmission, playing and management of content over wireless networks.  We currently offer products in various categories, including games, personalization, photo services, news/information and entertainment.  Our technology, which provides the foundation for its current services, is designed to address the usability constraints of the existing wireless network infrastructure. This technology will enable more efficient use of existing and future bandwidth allocations, resulting in a perceived bandwidth increase by the mobile end-user. One of our main objectives is to create a superior mobile end-user experience, which will impact devices, wireless carrier infrastructure and mobile applications.

          Summus builds products for all major mobile platforms, including QUALCOMM’s Binary Runtime Environment for Wireless™ (BREW™), Java™ 2 Platform, Micro Edition (J2ME™), Symbian OS and WAP.  We distribute our applications through major wireless carriers who make our products available to their customers. Summus currently has relationships with carriers that account for 92% of all U.S. wireless subscribers. We also have relationships with international carriers covering Canada, Latin America, Australia, Israel and the U.K.

          We have completed development of and have launched twenty-seven (27) wireless applications. Twelve (12) wireless carriers in the United States and ten (10) international wireless carriers currently deploy at least one or a combination of the twenty-seven (27) wireless applications that have been completed by the Company.  Summus launched its first wireless application during the second quarter of 2002.  These applications can be purchased by the end-user as a one-time purchase, or a monthly subscription, depending on content, product function, and/or carrier preferences.

          The majority of the applications completed and deployed by us, as well as planned future applications, have been developed by Summus through a process that involves securing agreements with content providers and carriers, and developing and launching the applications.

          Our principal executive offices are located at 434 Fayetteville Street, Suite 600, Raleigh, North Carolina 27601. Our telephone number is (919) 807-5600. Our website is www.summus.com. We do not intend the information found on our website to be a part of this prospectus.

The Offering

Common stock offered	Up to 114,501,062 shares of common stock held by the selling shareholders, of which:

  29,172,813 shares are issued and outstanding;
  up to 44,131,249 shares which may be issued upon the exercise of warrants;
  up to 12,625,000 shares which may be issued upon the conversion of Series D Stock; and
  up to 28,572,000 shares which may be issued upon conversion of the Senior Convertible Debt (If  Summus does not draw down any of the $1,000,000 of Senior Convertible Debt being held in escrow, the outstanding $1,000,000 of Senior Convertible Debt shall only be convertible into 14,286,000 shares of common stock. See “Selling Shareholders.”);

including their transferees, pledgees, donees or other successors

Percentage of Summus, Inc.’s outstanding
securities represented by the offering	64.35%

Use of Proceeds

We will not receive any proceeds from the sale and issuance of the common stock included in this offering. To the extent all of the outstanding warrants are exercised at their current exercise prices, we would receive approximately $62.3 million in cash proceeds upon such exercise of all the warrants, which would be used for general working capital purposes.  However, the exercise prices of these outstanding warrants range from $0.11 to $5.50, and a substantial portion of these warrants have an exercise price substantially higher than the current market price of our common stock.

Risk Factors

An investment in our common stock is subject to significant risks. You should carefully consider the information set forth in the “Risk Factors” section and the other sections of this prospectus, including our financial statements and related notes.

Dividend Policy

We do not expect to pay dividends on our common stock in the foreseeable future. We anticipate that future earnings generated from operations, if any, will be retained to develop and expand our business.

Plan of Distribution	The shares of common stock offered for resale may be sold by the selling shareholders pursuant to this prospectus in the manner described under “Plan of Distribution.”

OTC Bulletin Board trading symbol	“SUMU”

Accompanying Documents

          This prospectus is accompanied by a copy of Summus’ latest form 10-K. A copy of Summus’ latest form 10-Q shall be provided without charge to each person to whom a prospectus is delivered.

Selling Shareholders as Underwriters

          The selling shareholders and any broker-dealers, agents or underwriters that participate with the selling shareholders in the distribution of any of the shares may be deemed to be “Underwriters” within the meaning of the Securities Act, and any commissions received by them and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. See “Plan of Distribution” and “Selling Shareholders.” No selling shareholders are broker-dealers or affiliates of broker-dealers.

ABOUT THIS PROSPECTUS

          This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission to register the resale of the shares issued or issuable to the selling shareholders as explained in this prospectus. As permitted by the SEC’s rules, this prospectus does not contain all of the information you can find in the registration statement or the exhibits to the registration statement. This prospectus summarizes some of the documents that are exhibits to the registration statement, and you should refer to the exhibits for more complete information as to the matters covered by these documents.

FORWARD-LOOKING STATEMENTS; RISKS AND UNCERTAINTIES

          This prospectus contains certain forward-looking statements that we believe are within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, which are intended to be covered by the safe harbors created by such acts. For this purpose, any statements that are not statements of historical fact may be deemed to be forward-looking statements. Those statements in this prospectus containing the words "believes," "anticipates," "plans," “should,” "expects" and similar expressions constitute forward-looking statements, although not all forward-looking statements contain such identifying words. These forward-looking statements are based on our current expectations and are subject to a number of risks, uncertainties and assumptions relating to our operations, results of operations, competitive factors, shifts in market demand and other risks and uncertainties. Some of the most important factors that could prevent us from achieving our stated goals include, but are not limited to, the following:

  a lack of sufficient financial resources to implement our business plan, which has resulted in our receiving a "going concern" opinion from our independent auditors with respect to our audited financial statements as of and for each of the years ended December 31, 2003, 2002 and 2001;

  our ability to generate sufficient working capital to meet our operating requirements;

  our future expense levels (including cost of revenues, research and development, sales and marketing, and general and administrative expenses);

  our future revenue opportunities;

  our ability to develop and enter into strategic relationships with wireless service providers, semiconductor and device designers, mobile and wireless device manufacturers and content providers;

  timely deployment by wireless service providers, semiconductor and device designers, and wireless device manufacturers of our software applications in their networks and mobile information devices;

  the continued growth in demand for wireless and mobile usage;

  our new product development and acceleration of commercial deployment of such products;

  the future adoption of our current and future products, services, and technologies;

  the future growth of our customer base;

  technological competition, which creates the risk of our technology being rendered obsolete or noncompetitive;

  the lack of patent protection with respect to our technology;

  potential infringement of the patent rights of third parties; and

  evolving technology needs.

          Although we believe that the assumptions underlying our forward-looking statements are reasonable, any of the assumptions could be inaccurate and actual results may differ from those indicated by the forward-looking statements included in this prospectus. In light of the significant uncertainties inherent in the forward-looking statements included in this prospectus, you should not consider the inclusion of such information as a representation by us or anyone else that we will achieve such results. We undertake no obligation to publicly update any forward-looking statements, whether as the result of new information, future events, or otherwise. You are advised, however, to consult any further disclosures we make in our subsequent quarterly reports on Form 10-Q, current reports on Form 8-K, annual reports on Form 10-K and other reports filed with the SEC. Also note that we provide the following cautionary discussion of risks, uncertainties, and assumptions relevant to our business in the “Risk Factors” Section of this prospectus. These are factors that we think could cause our actual results to differ materially from expected and historical results. Other factors besides those listed here could also adversely affect us.

RISK FACTORS

An investment in our common stock involves a high degree of risk. You should carefully consider the following risks before making an investment decision. You should also refer to the other information set forth in this prospectus.

➢	Additional financing may not be available if we were to need it.

          We may require additional working capital to fund and sustain our business operations. If we were to need additional funds, and if they were not available or were not available on acceptable terms, we may be unable to develop further or enhance our products and services, take advantage of future opportunities, respond to competitive pressures or continue in business.

➢	Our past and potential future issuances of equity securities have diluted and may continue to materially dilute the interests of holders of our common stock.

          Because of severe liquidity constraints, we have issued equity securities in several instances in lieu of effecting payment in cash of amounts due (or alleged to be due) vendors, consultants, current and former officers and directors, and shareholders.

          In addition, we have the ability to issue options and other stock-based awards under our Amended and Restated 2000 Equity Compensation Plan to directors, officers, employees and consultants, and have reserved up to 15,000,000 shares of our common stock under the plan, 7,536,122 of which have been granted as of August 9, 2004. We also have outstanding warrants for 44,131,249 shares of our common stock as of August 9, 2004.

          Issuances of certain shares of our common stock or other equity interests have been at (or are exercisable for) a price that represents a discount to the then traded value of our common stock. In any event, past and anticipated future issuances of additional shares of our common stock or other equity interests have and will continue to dilute the proportional ownership interests of existing shareholders.

➢	If we are successful in raising additional capital through the issuance of equity securities, our shareholders may experience substantial dilution.

          Our primary source of funding for our operations comes from the issuance of shares of our common stock in private placements to investors. The Company currently has 185,000,000 shares of common stock authorized for issuance. As of August 9, 2004, the Company has approximately 193,790,341shares of its common stock either issued and outstanding or reserved for issuance as follows:

  92,865,405 shares are issued and outstanding;

  44,131,249 shares are reserved for the issuance of shares underlying warrants;

  167,084 are reserved for the conversion of 2,078 shares of the Company’s Series A Stock, plus accrued but unpaid dividends;

  12,625,000 are reserved for the conversion of 2,525 shares of the Company’s Series D Stock;

  15,000,000 are reserved for issuance in connection with the outstanding options granted under the Company’s Amended and Restated 2000 Equity Compensation Plan;

  429,603 are reserved for issuance in connection with outstanding options granted outside of the Company’s Amended and Restated Equity Compensation Plan; and

  28,572,000 are reserved for the conversion of the Company’s Senior Convertible Debt (including 14,286,000 for the conversion of the $1,000,000 of the Senior Convertible Debt held in escrow).

          If  Summus does not draw down any of the $1,000,000 being held in escrow, the outstanding $1,000,000 of Senior Convertible Debt shall only be convertible into 14,286,000 shares of Summus common stock.  This would reduce the number of shares of common stock either issued and outstanding or reserved for issuance to 179,504,341.  “Selling Shareholders.”

          If we are successful in our capital raising efforts, existing shareholders will almost certainly experience dilution of their percentage ownership interests in Summus. In addition, the new equity securities may have rights, preferences or privileges senior to those of existing holders of shares of our common stock.

➢	We have incurred substantial losses and expect to continue to incur substantial net losses for the foreseeable future.

          We have generated (and expect to continue to generate in the foreseeable future) operating losses and negative cash flow. We had net losses, including non-cash charges for stock-based employee compensation and non-cash consulting expenses, of approximately $1,949,000, $3,877,000 and $8,571,000 for the six-month period ended June 30, 2004, and the fiscal year periods ended December 31, 2003 and December 31, 2002, respectively. As of June 30, 2004, we had an accumulated deficit of $52,722,570 and a working capital deficit of $477,674. As a result, we will need to generate significant revenues to be profitable in the future. In light of our financial condition and operating results, our auditors have included in their report on our consolidated financial statements an explanatory paragraph, which expresses substantial doubt about our ability to continue as a going concern.

➢	We have a limited operating history and have achieved limited revenues from our operations.

          We have a limited operating history and have generated limited revenue from our operations. Our prospects must be considered in light of the risks, expenses and difficulties frequently encountered by growing companies in new and rapidly evolving markets. We will need to increase our revenues to achieve and maintain profitability. We believe that increasing our revenues will depend in large part on our ability to:

  raise additional capital, if needed;

  deploy our applications;

  generate significant revenue from the sale of our applications and related products and services;

  maintain and enhance our brand name;

  establish and maintain broad market acceptance for our products and then increase our market share based upon the timing, strength and success of our sales efforts and our ability to enter into strategic and commercial alliances;

  convert the acceptance for our products and services into direct and indirect sources of revenue;

  develop effective marketing and other promotional activities to penetrate our target customer base;

  develop and maintain strategic and commercial relationships that balance our current and long-term ability to capitalize on our technology and solutions approach;

  generate and sustain substantial revenue growth while maintaining reasonable expense levels; and

  continue to timely and successfully develop new products, product features and services; and increase the functionality and features of existing products and services.

          If our revenues grow more slowly than anticipated or if operating expenses increase more than expected, or are not reduced sufficiently, we may never achieve profitability. If we achieve profitability, we cannot be certain that we will be able to sustain or increase that profitability in the future.

➢	Our limited operating history makes it difficult to evaluate our business and prospects.

          For the six-month period ended June 30, 2004, we had revenues of $1,996,849, of which $1,982,210 related to the wireless and mobile market.  For the fiscal year ended December 31, 2003, we had revenues of $1,699,274, of which $1,395,296 related to the wireless and mobile market. For the fiscal year ended December 31, 2002, we had revenues of $406,952, of which $204,133 related to the wireless and mobile market. We have only a limited operating history upon which you may evaluate our business and prospects. You should consider our prospects in light of the heightened risks and unexpected expenses and difficulties frequently encountered by companies in an early stage of development. These risks, expenses and difficulties, which are described further in this “Risk Factors” section, particularly apply to us because the mobile and wireless market (i.e., the market for remote access and processing of information resources via small handheld wireless devices) is very much in its infancy and is likely to rapidly evolve.

          Successfully commercializing our applications, as well as our other current and contemplated products will entail significant sales and marketing, competitive, technological and financing risks. We believe our efforts to negotiate and enter into strategic relationships will enable us to market and deploy our products on a commercial basis. These operations provide limited information for you to consider in assessing an investment in our common stock.

➢	Our operating results are likely to fluctuate significantly, which may cause our stock price to fluctuate.

          As a result of our relatively brief operating history and the rapidly changing and uncertain nature of the markets in which we compete, our quarterly and annual revenues and operating results are likely to fluctuate from period to period, and period to period comparisons are not likely to be meaningful. These fluctuations are caused by a number of factors, many of which are beyond our control. Our future operating results could fall below the expectations of public market analysts or investors, which could significantly reduce the market price of our common stock. Fluctuations in our operating results will likely increase the volatility of our stock price. Our research and development and sales and marketing efforts, and other business expenditures generally, are partially based on predictions regarding certain developments for wireless handset availability and carrier deployment of data services. To the extent that these predictions prove inaccurate, our revenues may not be sufficient to offset our expenditures, and our operating results may be harmed.

➢

A substantial portion of our revenues are derived from our relationship with Verizon Wireless, and the termination or alteration of our contract with Verizon could materially and adversely affect our business.

          In fiscal year 2003, we derived approximately 55% of our wireless application revenue from our relationship with Verizon Wireless. If this contract were to be terminated or altered, our business would be materially and adversely affected.

➢	If our BREW developer agreement with Qualcomm were terminated, it would have a material and adverse effect on our business.

          In fiscal year 2003, we derived approximately 90% of our revenues from BREW services offered by a number of BREW carriers in North, South and Central America. Access to these BREW services is enabled through Summus' relationship with Qualcomm. If Summus' agreement with Qualcomm were terminated, Summus' access to BREW services would be materially and adversely affected.

➢	The price of our common stock has been and may continue to be volatile.

          The trading price of our common stock has been and is likely to continue to be highly volatile. Our stock price could be subject to wide fluctuations in response to factors such as:

  actual or anticipated variations in quarterly operating results;

  announcements of technological innovations, new products or services by us or our competitors;

  changes in financial estimates or recommendations by securities analysts;

  the addition or loss of strategic relationships or relationships with our key customers;

  conditions or trends in the wireless markets;

  announcements by us or our competitors of significant acquisitions, strategic partnerships, joint ventures or capital commitments or of significant new product developments or changes in business strategy;

  legal, regulatory or political developments;

  additions or departures of key personnel; and

  general market conditions.

          In addition, the stock market in general, and the OTC Bulletin Board and the market for wireless, wireless-related and technology companies in particular, have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of these companies. These broad market and industry factors have in the past and may in the future reduce our stock price, regardless of our operating performance.

➢	The sale of a large number of shares of our common stock could depress our stock price.

          Of the 92,865,405 shares of our common stock outstanding as of August 9, 2004, an aggregate of 45,690,482 shares are freely tradable without restriction in the public market unless the shares are held by "affiliates," as that term is defined in Rule 144(a)(1) under the Securities Act of 1933.

          In addition, as of August 9, 2004, there were outstanding warrants to purchase 44,131,249 shares of our common stock and options to purchase 7,965,725shares of our common stock, 6,807,276 of which were fully vested. The Company has also currently issued:

  2,078 shares of its Series A Stock, plus accrued and unpaid dividends, which are convertible into167,084 shares of the Company’s common stock;

  2,525 shares of its Series D Stock, which are convertible into 12,625,000 shares of the Company’s common stock; and

  $1,000,000 of its Senior Convertible Debt, which is convertible into 14,286,000 shares of the Company’s common Stock.

          If Summus achieves positive EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) on a monthly basis, the Company may draw down all or a part of the $1,000,000 of Senior Convertible Debt currently held in escrow. Each $1,000 of the escrowed amount drawn down by Summus shall be convertible into 14,286 shares of Summus’ common stock. If Summus were to draw down all $1,000,000 of this escrowed amount, it would be convertible into an additional 14,286,000 shares of Summus common stock. Summus is not required to draw down any of this escrowed amount. See “Selling Shareholders.”

          The market price of our common stock could decline as a result of sales of a large number of shares of our common stock in the market, or the perception that such sales could occur. These sales might also make it more difficult for us to sell equity securities in the future at a price that we think is appropriate, if at all. A large volume of sales by the selling shareholders could have a significant adverse impact on the market price of our common stock.

➢	The mobile and wireless multimedia industry is new and rapidly evolving, and we may not be able to accurately predict its size, needs, development or rate of growth.

          The market for our software and technologies is new and rapidly evolving. Wireless service providers are only beginning to offer commercial services that could result in utilization of our software. As a result, we cannot assess current or future demand for remote management of resources, the creation and interaction with multimedia content via cellular handsets and other mobile devices, and enhanced quality of remote communications. We also do not know whether this market will be large enough to sustain our business. We may not be able to develop and introduce software, software enhancements or services that respond to market demands, technology developments, increased competition or industry standards on a timely basis, or at all. If this market does not evolve in the manner or in the timeframe that we anticipate, or if we are unable to respond to new market developments promptly, our business and prospects may suffer.

➢

The success of our business will greatly depend on our ability to develop and enter into strategic relationships with wireless service providers, wireless software developers, semiconductor and device designers, wireless device manufacturers and content providers.

          Our business will depend on our ability to develop relationships and enter into agreements with companies in key industry groups, including:

  wireless service providers that we expect will deploy our technology and products to deliver multimedia content and services to their subscribers;

  wireless software providers who will use our technology to develop third-party mobile software;

  semiconductor and device designers and manufacturers that we expect will embed our technology and products in their products to enable the viewing of multimedia content; and

  content providers that we expect will rely on our technology and products to deliver multimedia content over wireless networks.

          We will need to enter into contractually binding agreements with wireless service providers, device manufacturers, and content providers in order to generate any significant revenues from our technology and product applications. If we are unable to establish a sufficient number of strategic relationships and enter into contractual arrangements on terms commercially favorable to us, our business, revenue, and prospects are likely to be adversely affected.

➢	Our business will depend on wireless service providers deploying our technology and related applications, and on their subscribers' demand for such applications.

          Our success will depend heavily on timely deployment by wireless service providers of our applications in their networks. Wireless service providers may not deploy, or may be slow in deploying, our software due to a number of factors including the availability of competing products, lack of subscriber demand, as well as interoperability, implementation, support or maintenance concerns. In addition, if our current applications with wireless service providers are unsatisfactory, they may not deploy our software or may require costly or time-consuming modifications to our software before deployment.

          Even if wireless service providers offer content services based on our software, their subscribers may not be willing to buy these services. Subscribers are accustomed to viewing content on the comparatively large displays of television screens and PC monitors and may not be willing to use mobile information devices, which typically have smaller screen sizes, to view content. Additionally, subscribers may not be willing to pay to view content on mobile information devices because this content can be viewed at a lower cost using other connections, such as satellite and wireline connections. Moreover, subscribers may not be willing to purchase new devices or upgrade their existing devices to include multimedia content viewing capability.

➢

If mobile information devices for delivery of content are not widely adopted or if semiconductor and device designers and manufacturers fail to embed our technology in their products, our business will be harmed.

          We believe that mobile information devices will be the principal means for the wireless delivery of content. Only a small percentage of these devices are currently capable of receiving and displaying content. In order to enhance the viewing of such content, new or upgraded devices that offer more advanced displays and support higher bandwidth wireless services are required. If semiconductor and device designers and manufacturers are unable to design, manufacture and widely distribute mobile information devices capable of displaying content in a timely manner, our business will suffer.

          We are in the early stages of building relationships with semiconductor and device designers and manufacturers. Even if we secure binding agreements with these designers and manufacturers, they may not produce, promote or sell devices that incorporate our technology and products. If we fail to achieve widespread distribution of our technology and products in mobile information devices, our business and prospects are likely to be adversely affected.

➢	We may not successfully develop new products and services.

          Our growth depends on our ability to continue to develop leading edge wireless delivery and distribution products and services. Our business and operating results would be harmed if we fail to develop products and services that achieve widespread market acceptance or that fail to generate significant revenues or gross profits to offset our development and operating costs. We may not timely and successfully identify, develop and market new product and service opportunities. If we introduce new products and services, they may not attain broad market acceptance or contribute meaningfully to our revenues or profitability. In addition, competitive or technological developments may require us to make substantial, unanticipated investments in new products and technologies, and we may not have sufficient resources to make these investments. If we are unable to be a technological leader in our market, our business is likely to be harmed.

➢	We have in the past experienced delays in carrier testing and deployment and product releases, and we may similarly experience delays in the release of products and upgrades in the future.

          We will need to continue to introduce, on a timely basis, new products and product upgrades to add new features, functionality and technology that our target customer base desires. No assurances can be provided that we will be able to successfully complete the development of currently planned or future products in a timely and efficient manner. Due to the complexity of these products, internal quality assurance testing and customer testing of pre-commercial releases may reveal product performance issues or desirable feature enhancements that could lead us to postpone the release of products or product upgrades. In addition, the reallocation of resources associated with any such postponement would likely cause delays in the development and release of other future products or enhancements to our currently available products. This could have a material adverse effect on our results of operations.

➢	We face intense competition as a solutions provider in the wireless telecommunications industry.

          The wireless communications market is highly competitive. Our failure to establish a customer base as a solutions provider to this industry will adversely affect operating results. The competition with other solutions providers to form alliances with wireless service providers and Internet service providers is significant. The loyalty of wireless industry customers we may obtain could be easily influenced by a competitor's new offerings, especially if those offerings provide cost savings or new methods of compression and multimedia technology applicable to wireless communications. We will face significant competition from traditional telecommunications companies, virtually all of which have greater market share and financial resources than we do. These traditional telecommunications companies are better positioned to finance research and development activities relating to compression and multimedia technology. They are also able to provide a wider range of products and services for a greater spectrum of media and have greater resources with which to purchase additional technologies or acquire other companies.

➢

If we are unable to compete effectively with existing or new competitors, our resulting loss of competitive position could result in price reductions, fewer customer orders, reduced margins and loss of market share, and our results of operations and financial condition would suffer.

          We compete in the handheld device and wireless services markets. The markets for these products and services are highly competitive, and we expect competition to increase in the future. Some of our competitors or potential competitors have significantly greater financial, technical and marketing resources than we do. These competitors may be able to respond more rapidly than Summus to new or emerging technologies or changes in customer requirements. They may also devote greater resources to the development, promotion and sale of their products.

          Certain competitors may have longer and closer relationships with the senior management of enterprise customers who decide which products and technologies will be deployed in their enterprises. Moreover, these competitors may have larger and more established sales forces calling upon potential enterprise customers and therefore could contact a greater number of potential customers with more frequency. Consequently, these competitors could have a better competitive position than we do, which could result in potential enterprise customers deciding not to choose our products and services, which would adversely impact our business, results of operations and financial condition.

➢

We expect that the wireless communications industry and its technology will undergo significant change in the foreseeable future.  If we do not continuously improve our technology in a timely manner, our products could be rendered obsolete.

          The wireless communications industry is experiencing rapid and significant technological change. This change includes the increase in pace of upgrades in existing wireless systems, evolving and constantly changing industry standards, ongoing improvements in the capacity and quality of digital and compression technologies, and changes in consumer needs and preferences. Alternative technologies may develop for the provision of wireless services and other compression technologies to wireless services that are superior to those that we plan to offer to the wireless market. These alternative technologies may render our products and technologies obsolete in the future. Accordingly, our success depends on our ability to adapt to these changes, particularly to develop or adapt products and services or acquire new products and services that can compete successfully. There can be no assurance that we will select and develop appropriate technology and products on a timely basis. Our failure to develop or obtain appropriate technology could adversely affect our ability to be competitive.

➢	Our products are complex, and we may not be able to prevent defects that could decrease their market acceptance, result in product liability or harm our reputation.

          Our technology is complex, and the steps we take to ensure that such technology is free of errors or defects, particularly when first introduced or when new versions or enhancements are released, may not be successful. We cannot guarantee that current or enhanced versions of our products will be free of significant software defects or bugs. Despite our testing, and testing by third parties, current or future products may contain serious defects. Serious defects or errors could result in lost revenue or delay in market acceptance of our products and could seriously harm our credibility and materially affect the market acceptance and sales of our products. The occurrence of these types of problems could materially adversely affect our business, results of operations and financial condition.

          Errors in our products may also be caused by defects in third-party hardware or software incorporated into our products. If so, we may be unable to fix these defects without the cooperation of third-party providers. Because these defects may not be as significant to these providers as they are to us, we may not receive the rapid cooperation that may be required to avoid serious harm to our business and operating results. Errors, defects or other performance problems with our products could also harm our customers' businesses or result in potential product liability claims. Even if unsuccessful, a product liability claim brought against us would likely be time-consuming, costly and harmful to our reputation.

➢	If we endeavor to expand our limited presence in international markets we will become subject to additional business risks.

          We may decide to expand what is now a limited presence into international operations. To do so, we would likely have to enter into relationships with foreign business partners. This strategy contains risks, including difficulty in managing international operations due to distance, language and cultural differences, and an inability to successfully market and operate services in foreign markets. There are also risks inherent in doing business on an international level, including unexpected changes in regulatory requirements, trade barriers, difficulties in staffing and managing foreign operations, fluctuations in currency exchange rates, longer payment cycles in general, problems in collecting accounts receivable, difficulty in enforcing contracts, political and economic instability, and potentially adverse tax consequences.

➢	Regulations governing the wireless communications industry may indirectly adversely affect our business.

          The wireless communications industry is subject to regulation by the Federal Communications Commission and various state regulatory agencies. From time to time, legislation and regulations could be adopted that could adversely affect this industry.

          Changes in regulatory environments governing the wireless telecommunication industry could negatively affect our plans to offer products and services. The licensing, ownership and operation of wireless communications systems and the grant, maintenance or renewal of applicable licenses and radio frequency allocations are all subject to significant government regulation. Government regulation may have an adverse effect on the wireless telecommunications companies to which we plan to market and sell our products and services under development. Delays in receiving required regulatory approvals and licenses or the enactment of new and adverse regulatory requirements may adversely affect our ability to offer our technology and other new products and services. In addition, legislative, judicial and regulatory agency actions could negatively affect our ability to offer new technologies to wireless telecommunications companies.

➢	We may acquire technologies or companies in the future, and these acquisitions could dilute the value of our stock and disrupt our business.

          We may acquire technologies or companies in the future. Entering into an acquisition entails many risks, any of which could harm our business, including:

  diversion of management's attention from other business concerns;

  failure to integrate the acquired company with our pre-existing business;

  failure to motivate, or loss of, key employees from either our existing business or the acquired business;

  inability to incorporate acquired technology into our software;

  potential impairment of relationships with our employees and companies with whom we have strategic relationships;

  additional operating expenses not offset by additional revenue;

  incurrence of significant non-recurring charges; and

  dilution of our stock as a result of issuing equity securities.

➢	We may be unable to adequately protect the intellectual property used in our software.

          Currently, we have not been awarded any patents. We have filed for four (4) patents. The first is in the video compression technology area, which incorporated six (6) of our previous provisional patents and for which we abandoned three (3) of our previous provisional patents that contained redundant information to the video patent. The second is in the mobile mapping data area, which incorporated two (2) of our previous provisional patents. We have decided not to proceed on five (5) other provisional patents at this time, but the relevant and important information contained in these provisional patents is protected under trade secrets and by confidentiality agreements. The third is in the image and graphics compression area. The fourth is in the information navigation area. These patent applications may not be granted or, if granted, the resulting patents may be challenged or invalidated. In addition to patents, we rely on copyright and trademark laws, trade secrets, confidentiality provisions and other contractual provisions to protect our proprietary rights. These measures, which require the expenditure of substantial resources, afford our intellectual property only limited protection because our competitors and third parties independently may develop similar technologies or may infringe our intellectual property. Infringement is difficult to detect and costly to prevent. With respect to the protection of our proprietary rights internationally, the laws of some foreign countries may not protect our proprietary rights adequately. In addition, we will not have patent protection in countries where we do not file patent applications. Thus, the measures we are taking to protect our proprietary rights in the United States and abroad may not be adequate and our business may be harmed as a result.

➢	We may be sued by third parties for infringement of their intellectual property.

          The wireless equipment and software industries are subject to frequent intellectual property litigation. As the number of entrants into our target market increases, the likelihood of infringement claims also increases. We may unknowingly be infringing the intellectual property of others. In addition, because patent applications can take many years to be approved, there may be one or more patent applications now pending that could lead to infringement actions against us if issued in the future. If we are unable to successfully defend against a product infringement claim, we may be precluded from using the intellectual property or may have to license it on commercially disadvantageous terms, either of which could harm our business. Even if we successfully defend against an infringement claim, we may have to devote significant time and resources to litigation, which could also harm our business.

➢

We have been and remain in default for non-payment under several contracts with previous and existing vendors and professional service providers and such parties have sought payment through litigation or otherwise.

          As of August 9, 2004, we had approximately $1.35 million in accounts payable, of which approximately $0.7 million were greater than 90 days old.

          During 2003, we negotiated new settlement agreements with several vendors and service providers that resulted in a reduction in our recorded liabilities of $2.4 million in 2003 resulting in non-cash settlement gains of approximately $1.5 million. Under these settlement agreements, such vendors agreed to our payment of less than the initial amounts due, the extension of payments terms by up to 36 months and/or the satisfaction of amounts due through a combination of cash and common stock of Summus. We have issued approximately 1.5 million shares of our restricted common stock in connection with these settlement agreements during 2003. There can be no assurance that we will be able to generate sufficient funds in order to stay current under these settlement agreements and arrangements and maintain the scheduled payments thereafter.

          If the cash flow from our operating and financing activities is insufficient, we may be required to continue to take actions such as delaying or reducing capital expenditures, attempting to restructure or refinance debt, seeking to have creditors agree to payment in the form of our common stock or other equity securities in lieu of cash, selling assets or operations, or taking measures to reduce our expenses. Any or all of these actions may not be sufficient to allow us to service our debts and other obligations, avoid litigation by creditors or continue in business.

➢

Our Directors and Executive Officers beneficially own approximately 7.55% of our stock; their interests could conflict with yours; significant sales of stock held by them could have a negative effect on our stock price; shareholders may be unable to exercise control.

          As of August 9, 2004, our executive officers, directors and affiliated persons beneficially owned approximately 7.55 % of our common stock. As a result, our executive officers, directors and affiliated persons will have significant influence to:

  elect or defeat the election of our directors;

  amend or prevent amendment of our articles of incorporation or bylaws;

  effect or prevent a merger, sale of assets or other corporate transaction; and

  control the outcome of any other matter submitted to the shareholders for vote.

Management’s stock ownership may discourage a potential acquirer from making a tender offer or otherwise attempting to obtain control of Summus, which in turn could reduce our stock price or prevent our shareholders from realizing a premium over our stock price.

➢

We depend on the services of key personnel to operate our business and implement our strategy. If we lose the services of our key personnel or are unable to attract other qualified personnel, we may be unable to implement our strategy.

          Our future success depends, in part, on our ability to identify, hire and retain qualified employees. We have at-will employment relationships with our management and other employees. We do not currently maintain any "key person" life insurance policies on any members of management or any other employees. Competition for qualified personnel is intense. If we are unsuccessful in attracting new personnel or retaining and motivating our current personnel, our business could be adversely affected.

➢	Our failure to attract, train or retain highly qualified personnel could harm our business.

          Our success also depends on our ability to attract, train and retain qualified personnel in all areas, especially those with management and product development skills. In particular, we must hire additional experienced management personnel to help us continue to grow and manage our business, and skilled software engineers to further our research and development efforts. At times, we have experienced difficulties in hiring personnel with the proper training or experience, particularly in technical and media areas. Competition for qualified personnel is intense, particularly in high-technology centers such as the Research Triangle, where our corporate headquarters are located. If we do not succeed in attracting new personnel or in retaining and motivating our current personnel, our business could be harmed.

          In making employment decisions, particularly in the high-technology industries, our current employees and prospective job candidates often consider the value of stock options they hold or that they may receive in connection with their employment. As a result of recent volatility in our stock price, we may be disadvantaged in competing with companies that have not experienced similar volatility or that have not yet sold their stock publicly.

➢	Our common stock is subject to "penny stock" rules that may hamper a shareholder’s ability to sell shares of such stock in the secondary trading market.

          Federal regulations under the Securities Exchange Act of 1934 (the "Exchange Act") regulate the trading of so-called "penny stocks," which are generally defined as any security not listed on a national securities exchange or NASDAQ, priced at less than $5.00 per share and offered by an issuer with limited net tangible assets and revenues. Since our common stock currently trades on the OTC Bulletin Board at less than $5.00 per share, our common stock is a "penny stock" and may not be traded unless a disclosure schedule explaining the "penny stock" market and the risks associated with such stock is delivered to a potential purchaser prior to any trade.

          In addition, because our common stock is not listed on the NASDAQ Stock Market or any national securities exchange and currently trades at less than $5.00 per share, trading in our common stock is subject to Rule 15g-9 under the Exchange Act. Under this rule, broker-dealers must take certain steps prior to selling a "penny stock," which include:

  obtaining financial and investment information from the investor;

  obtaining a written suitability questionnaire and purchase agreement signed by the investor; and

  providing the investor a written identification of the shares being offered and the quantity of the shares.

          Because of these requirements, many broker-dealers are unwilling to sell penny stocks at all. If these "penny stock" rules are not followed by the broker-dealer, the investor has no obligation to purchase the shares. The application of these comprehensive rules will make it more difficult for broker-dealers to sell our common stock. Accordingly, you may have difficulty in selling shares of our common stock in the secondary trading market. These rules could also hamper our ability to raise funds in the primary market for our common stock.

USE OF PROCEEDS

          The selling shareholders will receive all of the proceeds from the resale of the shares of common stock that may be sold using this prospectus. We will not receive any of the proceeds from the resale of these shares. To the extent all of the outstanding warrants are exercised at their current exercise prices, we would receive approximately $62.3 million in cash proceeds upon such exercise of all of the warrants to purchase 44,131,249 shares of common stock registered under the registration statement of which this prospectus forms a part, which would be used for general working capital purposes.  However, the exercise prices of these outstanding warrants range from $0.11 to $5.50, and a substantial portion of these warrants have an exercise price substantially higher than the current market price of our common stock.

PLAN OF DISTRIBUTION

          We are registering for resale by the selling shareholders and certain transferees a total of 114,501,062 shares of common stock, of which:

  29,172,813 shares are issued and outstanding;
  up to 44,131,249 shares are issuable upon exercise of warrants;
  up to 12,625,000 shares are issuable upon conversion of the Series D Stock; and
  up to 28,572,000 shares are issuable upon conversion of the Senior Convertible Debt ( If Summus does not draw down any of the $1,000,000 being held in escrow, the outstanding $1,000,000 of Senior Convertible Debt shall only be convertible into 14,286,000 shares of Summus common stock. See “Selling Shareholders.”)

          We will not receive any of the proceeds from the sale by the selling shareholders of the shares of common stock, although we may receive up to approximately $62.3 million if all of the warrants held by the selling shareholders are exercised at their current exercise prices.

          We will bear all fees and expenses incident to our obligation to register the shares of common stock. If the shares of common stock are sold through broker-dealers or agents, the selling shareholders will be responsible for any compensation to such broker-dealers or agents.

          The selling shareholders may pledge or grant a security interest in some or all of the shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock from time to time pursuant to this prospectus. The selling shareholders also may transfer and donate the shares of common stock in other circumstances in which case the transferees, donees, pledgees or other successors in interest will be the selling beneficial owners for purpose of this prospectus.

  The selling shareholders will sell their shares of common stock subject to the following:

  all or a portion of the shares of common stock beneficially owned by the selling shareholders or their respective pledgees, donees, transferees or successors in interest, may be sold on the OTC Bulletin Board, any national securities exchange or quotation service on which the shares of our common stock may be listed or quoted at the time of sale, in the over-the-counter market, in  privately negotiated transactions, through the writing of options, whether such options are listed on an options exchange or otherwise, short sales or in a combination of such transactions;

  each sale may be made at market prices prevailing at the time of such sale, at negotiated prices, at fixed prices, or at varying prices determined at the time of sale;

  some or all of the shares of common stock may be sold through one or more broker-dealers or agents and may involve crosses, block transactions or hedging transactions. The selling shareholders may enter into hedging transactions with broker-dealers or agents, which may in turn engage in short sales of the common stock in the course of hedging in positions they assume.

  The selling shareholders may also sell shares of common stock short and deliver shares of common stock to close out short positions, or loan or pledge shares of common stock to broker-dealers or agents that in turn may sell such shares; and

in connection with such sales through one or more broker-dealers or agents, such broker-dealers or agents may receive compensation in the form of discounts, concessions or commissions from the selling shareholders and receive commissions from the purchasers of the shares of common stock for whom they act as broker-dealer or agent or to whom they sell as principal (which discounts, concessions or commissions as to particular broker-dealers or agents may be in excess of those customary in the types of transactions involved). Any broker-dealer or agent participating in any such sale may be deemed to be an “underwriter” within the meaning of the Securities Act of 1933, as amended, and will be required to deliver a copy of this prospectus to any person who purchases any shares of common stock from or through such broker-dealer or agent. We know of no existing arrangements between the selling shareholders and any other shareholder, broker, dealer, underwriter or agent relating to the sale or distribution of the shares of common stock.

          The selling shareholders and any broker-dealer participating in the distribution of the shares of common stock may be deemed to be “underwriters” within the meaning of the Securities Act of 1933, as amended, and any profits realized by the selling shareholder, and commissions paid, or any discounts or concessions allowed to any such broker-dealer may be deemed to be underwriting commissions or discounts under the Securities Act of 1933. In addition, any shares of common stock covered by this prospectus which qualify for sale pursuant to Rule 144 may be sold under Rule 144 rather than pursuant to this prospectus.

          If required at the time a particular offering of the shares of common stock is made, a prospectus supplement or, if appropriate, a post-effective amendment to the registration statement of which this prospectus is a part, will be distributed which will set forth the aggregate amount of shares of common stock being offered and the terms of the offering, including the name or names of any broker-dealers or agents, any discounts, commissions and other terms constituting compensation from the selling shareholder and any discounts, commissions or concessions allowed or reallowed or paid to broker-dealers.

          Under the securities laws of some states, the shares of common stock may be sold in such states only through registered or licensed brokers or dealers. In addition, in some states the shares of common stock may not be sold unless such shares have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with. There can be no assurance that any selling shareholder will sell any or all of the shares of common stock registered pursuant to the registration statement of which this prospectus forms a part.

          The selling shareholders and any other person participating in such distribution will be subject to applicable provisions of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules and regulations thereunder, including, without limitation, Regulation M of the Exchange Act, which may limit the timing of purchases and sales of any of the shares of common stock by the selling shareholders and any other participating person. Regulation M may also restrict the ability of any person engaged in the distribution of the shares of common stock to engage in market-making activities with respect to the shares of common stock. All of the foregoing may affect the marketability of the shares of common stock and the ability of any person or entity to engage in market-making activities with respect to the shares of common stock.

          We will bear all expenses of the registration of the shares of common stock pursuant to the terms of various registration rights, settlement and other agreements entered into with the selling shareholders, including, without limitation, Securities and Exchange Commission filing fees and expenses of compliance with state securities or “blue sky” laws. The selling shareholders will pay all underwriting discounts and selling commissions and expenses, brokerage fees and transfer taxes. We will indemnify the selling shareholders against liabilities, including some liabilities under the Securities Act of 1933, in accordance with the registration rights, settlement and other agreements, or the selling shareholders will be entitled to contribution. We will be indemnified by the selling shareholders against civil liabilities, including liabilities under the Securities Act of 1933, that may arise from any written information furnished to us by the selling shareholders for use in this prospectus, in accordance with the related registration rights, settlement or other agreement, or will be entitled to contribution. Once sold under the registration statement, of which this prospectus forms a part, the shares of common stock will be freely tradable in the hands of persons other than our affiliates.

SELLING SHAREHOLDERS

          The following table sets forth information regarding the beneficial ownership of shares of common stock by the selling shareholders as of the date of this prospectus, and the number of shares of common stock covered by this prospectus. Except as otherwise noted below, none of the selling shareholders has held any position or office, or has had any other material relationship with us or any of our affiliates within the past three years.

          From July 2000 to August 2003, Summus raised capital through private placements to accredited investors; issued shares and warrants in settlement of amounts due to vendors; and issued shares and warrants in settlement of litigation. The shares of common stock in the private placements that were sold to the selling shareholders in this prospectus were at prices ranging from $0.25 to $4.62. In connection with the sale of each of these shares of Summus common stock, we generally issued two (2) warrants to purchase additional shares of our common stock. These warrants ranged in exercise price from $0.25 to $5.25 per share, may be exercised six months after their issuance, and expire five years after their issuance. The number of shares and warrants issued to vendors and issued in settlement of litigation were determined through arms-length negotiations with those parties.

          In July and August 2003, the Company issued 1,250 shares of its Series C Stock to accredited investors and another 60 shares of the Series C Stock in October 2003. Each share of Series C Stock was convertible into 4,000 shares of the Company’s common stock. All shares of the Series C Stock have been converted into shares of the Company’s common stock. The purchasers of the Series C Stock also received warrants to purchase 5,240,000 shares of the Company’s common stock. These warrants expire five years from their issuance date.

          During the end of September and in early October 2003, the Company sold a total of 4,000 shares of its Series D Stock and 200 shares of its Series E Stock in private placements. The Series D and Series E Stock have substantially identical rights and privileges. The 4,000 shares of Series D Stock were convertible into 20,000,000 shares of the Company’s common stock, and the 200 shares of Series E Stock were convertible into 1,000,000 shares of the Company’s common stock. The Company also issued warrants in connection with the sales of the Series D and Series E Stock to purchase a total of 10,500,000 shares of the Company’s common stock at a price of $0.35 per share. These warrants expire five years from their issuance date. As of August 9, 2004, a total of 1,475 shares of the Series D Stock has been converted into 7,375,000 shares of the Company’s common stock, and all of the Series C and E Stock has been converted.

          In May 2004, the Company entered into Senior Convertible Debt agreements with certain investors for up to $2,000,000. $1,000,000 of this Senior Convertible Debt was received by Summus at the closing of the Senior Convertible Debt transaction. These notes do not bear interest and are convertible into shares of the Company’s common stock. These notes mature three years from the date of issuance. Once the notes mature, the Company has the sole right to pay off the debt or require conversion by the holders of any unconverted portion thereof into shares of the Company’s common stock.

          At the closing of the Senior Convertible Debt, each investor received 7,143 shares of the Company’s common stock for each $1,000 invested, for a total of 14,286,000 shares of the Company’s common stock. Upon the conversion of each $1,000 of Senior Convertible Debt, the holder shall receive 14,286 shares of the Company’s common stock; the $1,000,000 of Senior Convertible Debt received by Summus at the closing is convertible into 14,286,000 shares of Summus common stock.

          $1,000,000 of the proceeds from the Senior Convertible Debt financing (the “Escrowed Amount”) was placed in an escrow account with American Stock Transfer Company (the “Escrow Agent”). Summus shall not have access to this Escrowed Amount until it has achieved positive EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) for one month. When the Company achieves this milestone, any or all of the Escrowed Amount may be accessed by the Company upon the receipt by the Escrow Agent of a certificate from an officer of the Company that such financial milestone has been achieved. The Company is not required to access any of the Escrowed Amount. If the Company has not achieved positive EBITDA by March 31, 2005, and had any of the Escrowed Amount released to it, the Escrow Agent shall release the Escrowed Amount to the holders of the Senior Convertible Debt on a pro rata basis. Any of the Escrowed Amount that is not released by the Escrow Agent to the Company, shall have no conversion rights into the Company’s common stock as set forth above.

          Each of the selling shareholders in this prospectus and Summus executed an agreement in which Summus agreed to register the shares, the shares underlying the warrants, and the shares into which Summus’ Series E Stock and Senior Convertible Debt are convertible, held by the selling shareholders in the registration statement on Form S-2 covering the resale of those shares, of which this prospectus is a part. Summus also agreed to pay all reasonable expenses incurred in connection with the registration statement, of which this prospectus is a part.

          Neil Guenther became a director of the Company in February 2003. Richard Seifert served as the Co-Chief Executive Officer from February 16, 2001 until November 2001, Executive Vice President of Corporate Development of the Company from November 2001 until July 2002, and as a Director of the Company from February 1999 to April 11, 2003. Gary E. Ban has served as the Company’s Chief Operating Officer since February 17, 2001, and as its Chief Executive Officer since February 18, 2004. Robert S. Lowrey served as the Company’s Chief Financial Officer form since May 2000 to November 2003. Donald T. Locke has served as the Company’s General Counsel since October 2001 and its Chief Financial Officer since March 2004. David C. Cox, Trey Fecteau, and Winder Hughes have received shares and warrants in the last three years in connection with their assistance to Summus in its capital raising activities. Scott Hamilton, Winder Hughes and Stephen Finn are currently directors of the Company.

          The number of shares of common stock that may be actually purchased by certain selling shareholders under the warrants and the number of shares of common stock that may be actually sold by each selling shareholder will be determined by such selling shareholder. Because certain selling shareholders may purchase all, some or none of the shares of common stock which can be purchased under the warrants and each selling shareholder may sell all, some or none of the shares of common stock which each holds, and because the offering contemplated by this prospectus is not currently being underwritten, no estimate can be given as to the number of shares of common stock that will be held by the selling shareholders upon termination of the offering.

COMMONS SHAREHOLDERS:

		Common Shares	Common Shares	% of Outstanding
First Name	Last Name	Held Prior to Offering	Being Offered	Stock Being Offered

RODNEY	BABER, JR.	357,150	357,150	(1)
GARY E.	BAN	184,654	184,654	*
HARRY	BROWN	28,671	28,671	*
OWEN	BROWN	1,000,000	1,000,000	(2)
DO HYUN	CHUNG	48,655	48,655	*
	EMPIRE CAPITAL
	PARTNERS LP	7,071,500	7,071,500	(3)
LANG	GAO	32,702	32,702	*
NEIL R.	GUENTHER	240,000	240,000	(4)
DONALD D.	HAMMETT	3,428,600	3,428,600	(5)
CLARK	JACKSON	35,526	35,526	*
	JDS CAPITAL, LP	5,357,250	5,357,250	(6)
YUWEI	LIAO	40,020	40,020	*
DONALD T.	LOCKE	184,616	184,616	*

	LONDON FAMILY TRUST	2,000,000	2,000,000	(7)
PETER A.	MASSANISO	500,000	500,000	*
KAREN W.	MASSANISO	25,000	25,000	*
	MASSANISO & CO.	100,000	100,000	*
	MASSANISO FAMILY
	LIMITED PARTNERSHIP	100,000	100,000	*
	MASSANISO IRREVOCABLE
FRANK P.	TRUST	50,000	50,000	*
LEONARD	MYGATT	85,134	85,134	*
	PHIL HELLMUTH
	PRODUCTIONS LLC	300,000	300,000	*
	PINNACLE ASSET
	MANAGEMENT, INC.	100,000	100,000	*
	PONTE VEDRA PARTNERS	1,000,000	1,000,000	(8)
	RAYTHEON	295,662	295,662	*
	RHP MASTER FUND LP	1,000,000	1,000,000	(9)
	THE FOCUS FUND	2,142,900	2,142,900	(10)
JOHN A.	WILLIAMS	3,428,600	3,428,600	(11)
JIANGYING	ZHOU	36,173	36,173	*

	COMMON SHARES
	SUBTOTAL	29,172,813	29,172,813

WARRANT HOLDERS:

		Common	Common	% of Outstanding Stock
First Name	Last Name	Shares	Shares	Stock
		Held Prior	Being	Being
		To Offering	Offered	Offered

	AAA TRUSTS COMPANY,
	LTD.	382,660	382,660	*
SUSAN K.	ALBEE	36,667	36,667	*
WILLIS H.	ALDRIDGE III	12,000	12,000	*
	ALEX DE WAAL FINANCIAL
	CONSULTANCY B.V.	5,000	5,000	*
	ALPHA CAPITAL AG	862,069	862,069	*
JAMES N.	ASHBY	10,000	10,000	*
JERE A.	AYERS	400,000	400,000	*
RODNEY D., JR.	BABER	750,000	750,000	(1)
ELEANOR M.	BAILEY	204,600	204,600	*
JEROME H.	BAILEY	280,000	280,000	*
JOHN R.	BAKO	20,000	20,000	*
WILLIAM B.	BANDY	1,525,438	1,525,438	*
RICHARD	BAUMGARTNER	16,666	16,666	*
CURTIS L.	BEGLE	40,000	40,000	*
REGENBOOG B. V.	BEHEER	10,000	10,000	*
ROBERT A.	BELL	190,000	190,000	*
GEORGE HOWARD	BEMUS	7,142	7,142	*
STEPHEN M.	BERTHOUD	27,778	27,778	*
DIANE	BERUBE	42,382	42,382	*
THOMAS	BIVENS	652,126	652,126	*
ROBERT P.	BLACK	50,000	50,000	*
JOHN	BODOLAY	80,000	80,000	*
DENISE	BOISVERT	26,150	26,150	*
JAMES L.	BONDS	93,500	93,500	*
MARK	BONENBERGER	4,000	4,000	*
RICHARD W.	BONENBERGER	891,834	891,834	*
ROBERT	BONENBERGER	488,834	488,834	*

TRACY	BONENBERGER	4,000	4,000	*
S.F.T.	BOTTINGA	500	500	*
BRIAN	BOXER	260,000	260,000	*
HENDRIKA	BRAAM	425,850	425,850	*
JENNIFER	BRIDGES	36,667	36,667	*
GERALD	BRINK	60,000	60,000	*
J.L.	BRON	2,000	2,000	*
A.J.P.	BROUWER	45,000	45,000	*
J.A.M.	BROUWER	2,000	2,000	*
G. OWEN	BROWN	1,000,000	1,000,000	(2)
HARRY C.	BROWN	200,000	200,000	*
LINDA	BROWN	6,000	6,000	*
A.G.	BUIS	1,600	1,600	*
JAMES G.	BURGIO	170,000	170,000	*
E.P.	CASSEE	8,000	8,000	*
JENNIFER	CATANO	13,000	13,000	*
SANDRA B.	CHISENHALL	36,666	36,666	*
GINA M.	CIMINO	933,334	933,334	*
GINA M. & MICHAEL
M.	CIMINO, ATBE	500,000	500,000	*
SHARON L.	CIMINO	20,000	20,000	*
DOUGLAS D.	CLINE	1,311,724	1,311,724	*
DAVID LABIAK	COMMCELL LP	90,000	90,000	*
DAVID C.	COX	32,700	32,700	*
	D&R HOLDING CO. LLC	130,000	130,000	*
P.J.C.	DANIELS	1,000	1,000	*
MARK J.	DAVIS	20,000	20,000	*
GERARD	DE BRUIN	20,000	20,000	*
GERRY	DE GRAAF	20,000	20,000	*
W.F.M.	DE GRAAF	2,000	2,000	*
R.	DE GROOT	1,200	1,200	*
R.P.	DE GROOT	1,600	1,600	*
M.	DE HAAN	6,500	6,500	*
D.J.	DE HAAN	5,000	5,000	*
RON	DE JONG	72,500	72,500	*
J.A.	DE WAAIJER	2,000	2,000	*
DOUGLAS J.	DEDECKER	86,600	86,600	*
	DENSIESKI TTEE UTD 8-11-
BENJAMIN R.	93	20,000	20,000	*
FRANCIS J.	DEPOORTERE	180,000	180,000	*
BRIAN S.	DEVONE	7,200	7,200	*
CHRISTOPHER V.	DEVONE	126,334	126,334	*
JAMES L.	DEVONE, JR.	7,200	7,200	*
JAMES L.	DEVONE, SR.	5,000	5,000	*
LORRAINE E.	DEVONE	13,334	13,334	*
DAVID W.	DEWITT	80,000	80,000	*
DONALD R.	DUFFY	20,000	20,000	*
JAMES MARKHAM	EDSON	20,000	20,000	*
PETE	EENKHOORN	119,000	119,000	*
FRANCIS L.	EHLING	8,334	8,334	*
LUCIENNE	EICHLER	4,000	4,000	*
RYAN	EISERT	20,000	20,000	*
ISABEL R.	ELLIS	24,000	24,000	*
JANE L.	ELLISEN	250,000	250,000	*
JOHN C.	EMERY, JR.	60,000	60,000	*
	EMPIRE CAPITAL	1,750,000	1,750,000	(3)

	PARTNERS, LP
	FAITH EVANGELICAL FREE
	CHURCH	5,000	5,000	*
EDWARD T.	FECTEAU, III	40,000	40,000	*
JEFFREY C.	FERNYHOUGH	66,666	66,666	*
STEPHEN M.	FINN	25,000	25,000	*
	FINN, STEPHEN M.
	REVOCABLE TRUST	287,500	287,500	*
HERBERT E.	FITZGERALD III	102,142	102,142	*
	THE FOCUS FUND, L.P.	750,000	750,000	(10)
I. JAMES	FOLDS	77,446	77,446	*
J.E.	FONKERT	4,000	4,000	*
PATRICK	FROMER	16,000	16,000	*
CLAYTON	GARMON	5,000	5,000	*
GREGORY E.	GILBERT	240,818	240,818	*
SUZANNE HARRIS	GILBERT	184,600	184,600	*
DAVID	GLEASON	36,666	36,666	*
BRUCE	GOLDFARB	25,000	25,000	*
NEAL I.	GOLDMAN	625,000	625,000	(12)
DONALD C.	GONTERMAN	130,000	130,000	*
LOUIS	GOSSELIN	22,634	22,634	*
PHILIP ALDEN	GRAY	50,000	50,000	*
	GREAT COMMISSION, THE	111,112	111,112	*
LANNY	GRISSOM	96,000	96,000	*
BOYD A.	GUARD	2,000	2,000	*
NEIL R.	GUENTHER	1,649,924	1,649,924	(4)
	GUENTHER C/F MACK G
NEIL R.	JABLONSKI	20,000	20,000	(4)
	GUENTHER C/F MITCHELL
NEIL R.	A GUENTHER	20,000	20,000	(4)
	GUENTHER C/F NATALIE G
NEIL R.	JABLONSKI	20,000	20,000	(4)
	GUENTHER C/F STANLEY G
NEIL R.	JABLONSKI	20,000	20,000	(4)
	HALIFAX ESTATE LIMITED
	PARTNERSHIP	158,336	158,336	*
SCOTT	HAMILTON	7,783	7,783	*
DONALD D.	HAMMETT	3,214,286	3,214,286	(5)
JOHN D. & ARTHUR
L.	HARGRAVES	336,666	336,666	*
HENK	HAZELEGER	34,000	34,000	*
PASCAL W. R.	HAZELEGER	6,000	6,000	*
MARK D.	HENRIKSON	45,468	45,468	*
ANTHONY COHEN	HENRIQUEZ	10,000	10,000	*
JULIAN J.	HILL JR.	18,000	18,000	*
JOHN	HINTON	16,666	16,666	*
L. WORTH	HOLLEMAN JR.	150,000	150,000	*
	HOOG-TEILINGEN
	INVESTMENTS B.V.	2,000	2,000	*
RON	HOUTLOSSER	10,000	10,000	*
KURTIS D.	HUGHES	76,984	76,984	*
J. WINDER	HUGHES	700,000	700,000	*
BRENDON	HUTCHINS	5,556	5,556	*
MARION	JABLONSKI	200,000	200,000	*
STANLEY W.	JABLONSKI	600,000	600,000	*
	JAMACK LP	39,964	39,964	*
ARNOLD	JANICKAS	20,000	20,000	*

ANDREW	JARBOE	44,444	44,444	*
	JDS CAPITAL, L.P.	3,750,000	3,750,000	(6)
TOM A.	JENKINS	20,000	20,000	*
JEFFREY B.	JOHNSON	100,000	100,000	*
RONALD	JOHNSON	10,000	10,000	*
A.H.M.	JONKERGOUW	4,000	4,000	*
C.	JOZIASSE	2,000	2,000	*
KEITH L.	KAAT	55,000	55,000	*
JAMES	KAPRAL	30,000	30,000	*
MARTIN	KNOL	63,830	63,830	*
RANDALL	KRYSTOSEK	30,000	30,000	*
MINDY L.	LEIBMAN	44,000	44,000	*
JEFFREY	LEIMBACKER	60,000	60,000	*
DONALD T.	LOCKE	333,333	333,333	*
	LONDON FAMILY TRUST	1,000,000	1,000,000	(7)
ROBERT S.	LOWREY	150,000	150,000	*
GREGORY A.	LYNCH	40,000	40,000	*
STUART	MAINSE	316,666	316,666	*
	MARJORIE MICHAELSON
	REVOCABLE TRUST	13,500	13,500	*
RAYMOND C.	MARVEL	13,000	13,000	*
KAREN W.	MASSANISO	12,500	12,500	*
PETER A.	MASSANISO	250,000	250,000	*
	MASSANISO & CO.	50,000	50,000	*
	MASSANISO FAMILY
	LIMITED PARTNERSHIP	50,000	50,000	*
	MASSANISO, FRANK P.
	IRREVOCABLE TRUST	25,000	25,000	*
BEVERLY ANN	MAXWELL	200	200	*
ROBERT V.	MAY	9,443	9,443	*
PATRICK E.	MCCOY	87,000	87,000	*
STEVE WAYNE	MCDOWELL	17,000	17,000	*
GERALDINE	MCKENZIE	10,000	10,000	*
LARRY	MCKENZIE TTEE	219,666	219,666	*
DONALD G.	MEISLER	200,000	200,000	*
RONALD	MEISLER	30,000	30,000	*
SHELBY	MEISLER	44,000	44,000	*
WILLIAM S.	MEISLER	140,000	140,000	*
J.E.	MELLEGERS	15,000	15,000	*
ALFRED N.	MEYER	5,000	5,000	*
BRIAN	MILLER	10,000	10,000	*
DAVID C.	MILLIKAN	9,443	9,443	*
B.	MINNEN	4,200	4,200	*
RONALD BRIAN	MOORE	20,000	20,000	*
J.E.	MULDER	2,000	2,000	*
DAVE	MURRAY	84,173	84,173	*
JOSEPH R.	MURRAY	33,334	33,334	*
JUDY	NESSEN	50,000	50,000	*
ROBERT L.	NICHOLSON	70,000	70,000	*
NICO	NIEUWENHUIJS	20,000	20,000	*
CHARLES T.	OLSEN	43,200	43,200	*
	PAAUW AND/OR J.G.
H.K.	HEIJNEMAN	4,000	4,000	*
	PINNACLE ASSET
	MANAGEMENT, INC.	50,000	50,000	*
JOHN ANTHONY	PISCAZZI	1,000	1,000	*
JOSEPH JAMES	PISCAZZI JR.	18,000	18,000	*

JOSEPH JAMES	PISCAZZI SR.	3,000	3,000	*
ROCCO SWANK	PISCAZZI	18,000	18,000	*
RANDALL S.	POND	48,000	48,000	*
	PONOMO LTD.	15,500	15,500	*
	PONTE VEDRA PARTNERS	500,000	500,000	(8)
	PRECISION WIRES & STRIPS
	S.A.	600,000	600,000	*
MADELYN L.	PUGSLEY	7,000	7,000	*
KEN	PURGASON	66,666	66,666	*
LARRY	RABEN	10,000	10,000	*
ERIC	RAEBER	471,000	471,000	*
BRUNO	REEPEN	15,000	15,000	*
CLAIRE	REIF	50,000	50,000	*
	RHP MASTER FUND, LTD.	500,000	500,000	(9)
MARCEL	RIJS	9,000	9,000	*
JERRY	ROBBINS	16,668	16,668	*
CLAYTON J.	ROBERTS	75,334	75,334	*
CARROLL	ROYSTER	40,000	40,000	*
F.N.I.	SCHEPER	4,850	4,850	*
SCOTT M	SCHNEIDER	20,000	20,000	*
MICHEL	SCHNYDER	616,100	616,100	*
STEPHAN CHARLES	SCHNYDER	662,554	662,554	*
ROBERT G.	SCHRADER	76,041	76,041	*
R.J.H.	SCHUT	2,000	2,000	*
RICHARD F.	SEIFERT	400,000	400,000	*
RICHARD J.	SEIFERT	111,112	111,112	*
WILLIAM	SEIFERT	125,000	125,000	*
LARRY B.	SHOOK	40,000	40,000	*
ALICE V.	SNIJDER	15,000	15,000	*
	SNS SECURITIES	180,000	180,000	*
GREGG	SPEICHER	50,000	50,000	*
RODNEY	SPIELMAN	20,000	20,000	*
JOHN	STEPHANUS	195,556	195,556	*
	STONE, TRUSTEE OF THE
THOMAS J.	THOMAS J.	20,000	20,000	*
	STONE REVOCABLE TRUST
BRIAN	STRATMAN	40,000	40,000	*
H. RANDOLPH	STRAUGHAN III	95,666	95,666	*
WILLIAM L.	TANKERSLEY	63,830	63,830	*
WILLIAM C.	THACKER	140,000	140,000	*
ANN MATHERLEE	THOMPSON	55,554	55,554	*
CLIFFORD E.	THOMPSON	160,000	160,000	*
RANDOLPH
BREWSTER	THOMPSON	60,000	60,000	*
	TRENT CAPITAL MGMT, INC
	401K FBO I. JAMES FOLDS	100,000	100,000	*
	TRENT TECHNOLOGY FUND
	LP	90,000	90,000	*
HARRY W.	TURNER	100,000	100,000	*
MICHAEL R.	TYE IRA SEP	20,000	20,000	*
HARVEY T.	UNDERWOOD	180,000	180,000	*
	VAN ERNST JAKOBS N. V.	1,004,214	1,004,214	1.08%
MARTIJN E. J. P.	VAN LOON	64,000	64,000	*
RICHARD L.	VANSTORY, SR	516,000	516,000	*
KLAAS	VAN’T BLIK	10,000	10,000	*
RICHARD	VASQUEZ	260,000	260,000	*
HERMAN	VEENENDAAL	20,000	20,000	*

DARYL J.	VER DUIN	20,000	20,000	*
J.C.A.M.	VERBERK	2,200	2,200	*
MICHAEL	VESELAK	20,000	20,000	*
RUSSELL C.	VICK, JR.	51,064	51,064	*
GOMAR	VIJVERMAN	230,000	230,000	*
R.T.W.	VISSER	6,000	6,000	*
RICHARD G.	WARD	116,666	116,666	*
HERBERT L.	WHITE	106,666	106,666	*
M.A.L.M.	WILLEMS	2,000	2,000	*
JOHN A.	WILLIAMS	2,000,000	2,000,000	(11)
FORREST	WILSON	22,222	22,222	*
FRANCIS	WOELFEL	140,000	140,000	*
LEWIS M.	WRENN JR.	47,060	47,060	*
KERRY	YOUNG	50,000	50,000	*
JAMES A.	ZACHER	40,000	40,000	*
ANDREW	ZIMBALIST	13,888	13,888	*
A.M.	ZONNEVELD	2,000	2,000	*

	WARRANT SUBTOTAL	44,131,249	44,131,249

SERIES D SHAREHOLDERS:

		Common	Common	% of Outstanding
First Name	Last Name	Shares	Shares	Stock
		Held Prior	Being	Being
		To Offering	Offered	Offered

RODNEY D.	BABER, JR.	1,500,000	1,500,000	(1)
JANE L.	ELLISEN	500,000	500,000	*
	FINN, STEPHEN M.
	REVOCABLE TRUST	375,000	375,000	*
	FOCUS FUND, L.P., THE	1,500,000	1,500,000	(10)
NEAL I.	GOLDMAN	1,250,000	1,250,000	(12)
	JDS CAPITAL, L.P.	7,500,000	7,500,000	(6)

	SERIES D SUBTOTAL	12,625,000	12,625,000

	SENIOR CONVERTIBLE DEBT HOLDERS:
		Common	Common	% of Outstanding Stock Being
First Name	Last Name	Shares	Shares	Offered
		Held Prior	Being
		To Offering	Offered

RODNEY	BABER, JR.	357,150	357,150	(1)
	EMPIRE CAPITAL
	PARTNERS LP	3,571,500	3,571,500	(3)
DONALD D.	HAMMETT	1,428,600	1,428,600	(5)
	JDS CAPITAL, LP	5,357,250	5,357,250	(6)
	THE FOCUS FUND	2,142,900	2,142,900	(10)
JOHN A.	WILLIAMS	1,428,600	1,428,600	(11)

	SENIOR CONVERTIBLE
	DEBT HOLDERS
	SUBTOTAL	14,286,000	14,286,000

SENIOR CONVERTIBLE DEBTHOLDERS (ESCROWED) (13) :

		Common	Common	% of Outstanding
First Name	Last Name	Shares	Shares	Stock
		Held Prior	Being	Being
		To Offering	Offered	Offered

RODNEY	BABER, JR.	357,150	357,150	(1)
	EMPIRE CAPITAL PARTNERS
	LP	3,571,500	3,571,500	(3)
DONALD D.	HAMMETT	1,428,600	1,428,600	(5)
	JDS CAPITAL, LP	5,357,250	5,357,250	(6)
	THE FOCUS FUND	2,142,900	2,142,900	(10)
JOHN A.	WILLIAMS	1,428,600	1,428,600	(11)

	SENIOR CONVERTIBLE
	DEBT HOLDERS
	(ESCROWED) SUBTOTAL	14,286,000	14,286,000

	PROSPECTUS TOTAL	114,501,062	114,501,062	64.35% (14)

          NOTE: The percentage ownership for each person or entity in the Selling Shareholder section of this prospectus is calculated pursuant to Rule 13d-3(d)(1)(i), as promulgated pursuant to the Securities Exchange Act of 1934. The calculation of this percentage assumes (i) the exercise of all warrants, (ii) the conversion of all Series D Stock, (iii) the conversion of all Senior Convertible Debt, and (iv) the conversion of all escrowed Senior Convertible Debt, if any, held by that person or entity. In addition, as pursuant to Rule 13d-3(d)(1)(i), this calculation is done assuming the exercise or conversion of the above listed securities by that specific person or entity for purposes of calculating the percentage of outstanding securities and are not assumed exercised or converted for purposes of calculating the percentage of outstanding securities of any other person or entity listed in this prospectus. Currently, Summus is not able to access any of the Senior Convertible Debt that is in escrow with the Escrow Agent. If Summus does not draw down any or all of the escrowed Senior Convertible Debt, the percentage ownership of each person or entity having funds committed in the escrowed amount of the Senior Convertible Debt would decrease. The percentage ownership for those persons or entities footnoted above, as calculated in accordance with Rule 13d-3(d)(1)(i) as described herein are as follows:

(1) Rodney Baber	3.47%
(2) Owen Brown	2.14%
(3) Empire Capital Partners	15.73%
(4) Neil R. Guenther	2.09%
(5) Donald D. Hammett	9.63%
(6)JDS Capital, LP	23.84%
(7) London Family Trust	3.20%
(8) Ponte Vedra Partners	1.61%
(9) RHP Master Fund	1.61%
(10) The Focus Fund	8.75%
(11) John A. Williams	8.50%
(12) Neal I. Goldman	1.98%

(13) If Summus achieves positive EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) on a monthly basis, the Company may draw down all or a part of the $1,000,000 of Senior Convertible Debt currently held in escrow. Each $1,000 of the escrowed amount drawn down by Summus shall be convertible into 14,286 shares of Summus’ common stock. If Summus were to draw down all $1,000,000 of this escrowed amount, it would be convertible into an additional 14,286,000 shares of Summus common stock. Any part of the amount held in escrow that is not drawn down by

Summus shall have no conversion rights into Summus common stock. Summus is not required to draw down any part of this escrowed amount. See “Selling Shareholders.”

(14) The total percentage ownership represented by this prospectus is calculated pursuant to Rule 13d-3(d)(1)(i), as promulgated pursuant to the Securities Exchange Act of 1934. The calculation of this total percentage ownership assumes (i) the exercise of all warrants, (ii) the conversion of all Series D Stock, (iii) the conversion of all Senior Convertible Debt, and (iv) the conversion of all escrowed Senior Convertible Debt held by all persons listed in the Selling Shareholders section of this prospectus.  Currently, Summus is not able to access any of the Senior Convertible Debt that is in escrow with the Escrow Agent. If Summus does not draw down any or all of the escrowed Senior Convertible Debt, the total percentage ownership represented here would decrease.

DESCRIPTION OF CAPITAL STOCK

          In accordance with our amended and restated certificate of incorporation, as amended and currently in effect, we are authorized to issue up to 185,000,000 shares of common stock, par value $.001 per share, and 5,000,000 shares of preferred stock, par value $.001 per share.

          The following description of certain matters relating to our securities is a summary and is qualified in its entirety by the provisions of our amended and restated certificate of incorporation and bylaws, copies of which have been filed as exhibits to the registration statement of which this prospectus is a part.

Preferred Stock

          Our Board of Directors, without further action by shareholders, may from time to time authorize the issuance of shares of preferred stock in one or more series and with specific rights, dividend rates and preferences, and the qualifications, limitations and restrictions thereon, and the designation and number of shares constituting such series. Satisfaction of any dividend preferences on outstanding preferred stock would reduce the amount of funds available for the payment of dividends on our common stock. Holders of shares of our preferred stock would normally be entitled to receive a preference payment in the event of any liquidation, dissolution or winding up of Summus, Inc. before any payment is made to the holders of our common stock. In addition, under some circumstances, the issuance of shares of preferred stock may render more difficult or tend to discourage a change in control of Summus. The Board of Directors, without shareholder approval, may issue shares of preferred stock with voting and/or conversion rights, which could adversely affect the rights of holders of shares of our common stock.

          Series A Convertible Preferred Stock

          On February 28, 2000, Summus designated the Series A convertible preferred stock, consisting of 10,000 shares. As of August 9, 2004, we had 2,078 shares of Series A convertible preferred stock issued and outstanding. The rights of the Series A convertible preferred stock include the following:

  no voting rights except with respect to (i) the issuance of any shares of a class of preferred stock that ranks senior to the Series A convertible preferred stock, (ii) the amendment or alteration of the statement of rights and preferences applicable to the Series A convertible preferred stock, and (iii) any matters for which voting rights are provided under Florida law;

  a cumulative semi-annual dividend, payable in cash when, as and if declared by the Board of Directors on March 31 and September 30 of each year commencing as of September 30, 2000, at the rate of 8% per annum of the initial liquidation preference of $1,000 per share, divided by two. We have the right to pay any dividends payable on the shares of Series A convertible preferred stock in-kind by issuing additional shares of such stock having an aggregate liquidation preference equal to the amount of the cash dividends otherwise payable;

  shares of the Series A convertible preferred stock shall rank on a parity with Summus’ Series D Stock as to liquidation preference upon dissolution, liquidation or winding up of  Summus;

  a liquidation preference, subject to adjustment for any combinations, consolidations, stock distributions or stock dividends with respect to the Series A convertible preferred stock, of $1,000 per share plus accrued unpaid dividends, payable in the event of any liquidation, dissolution or winding up of Summus, Inc.; and

  the right to convert each share of Series A convertible preferred stock into shares of common stock equal to the liquidation preference of such share on the date of conversion divided by $14.24, such conversion price being subject to adjustment in the case of payment of a dividend payable in shares of common stock, a stock split.

          After March 1, 2002, we have the right to redeem any outstanding shares of the Series A convertible preferred stock at a redemption price equal to the liquidation preference per share of the Series A convertible preferred stock as of the date of redemption.

          Series D Convertible Preferred Stock

          On September 25, 2003, Summus designated its Series D Stock, consisting of 4,000 shares. The Series D Stock has an issue price of $1,000 per share. As of the date of this prospectus, 2,525 shares of the Series D Stock are issued and outstanding. The rights of the Series D Stock include the following:

  no voting rights except with respect to (i) the amendment or alteration of the statement of right and preferences applicable to the Series D Stock, and (ii) any matters for which voting rights are provided under Florida law;

  shares of the Series D Stock shall rank on a parity with Summus’ Series A convertible preferred stock as to liquidation preference upon dissolution, liquidation or winding up of Summus;

  a liquidation preference, subject to adjustment for any combinations, consolidations, stock distributions or stock dividends with respect to the Series D Stock, of $1,000 per share payable in the event of any liquidation, dissolution or winding up of Summus; and

  the right to convert each share of Series D Stock into shares of our common stock at any time, at the option of the Series D Stock preferred stockholder. Each share of Series D Stock shall be convertible into such number of fully paid and non-assessable shares of common stock as is determined by multiplying the number of shares being converted by 5,000 at the time of conversion, such conversion number being subject to adjustment as set forth in the terms of the Series D Stock.

Common Stock

          As of August 9, 2004, we had 92,865,405 shares of common stock issued and outstanding. An additional 44,131,249, 7,965,725, 167,084, 12,625,000 and 28,572,000 shares of common stock were subject to outstanding warrants, options, Series A Stock, Series D Stock and Senior Convertible Debt, respectively.

          Voting Rights. Each share of common stock entitles the holder to one vote on all matters submitted to a vote of our shareholders, including the election of our directors. Under our amended and restated certificate of incorporation, the holders of one-third of the outstanding shares of common and any other class of capital stock entitled to vote, if present in person or by proxy, are sufficient to constitute a quorum for the transaction of business at meetings of our shareholders. Further, except as to matters which, pursuant to the Florida Business Corporation Act, require a greater percentage vote for approval, or which specifically require the vote of holders of a class of capital stock, the affirmative vote of the holders of a majority of the shares of capital stock entitled to vote with respect to any action at any meeting of shareholders (provided a quorum is present at such meeting) is sufficient to authorize, affirm or ratify any act or action.

          Holders of common stock do not have cumulative voting rights. Accordingly, the holders of more than half of the outstanding shares of our common stock and other classes of capital stock with voting rights can elect all of the directors to be elected in any election. The Board of Directors is empowered to fill any vacancies on the Board created by the resignation, death or removal of directors.

          In addition to voting, in person or by proxy, at duly called meetings at which a quorum is present, the Florida Business Corporation Act and our by-laws provide that shareholders may take action without the holding of a meeting by written consent or consents signed by the holders of that number of the outstanding shares of the capital stock of Summus, Inc. entitled to vote which would be required to take the subject action. Notice of the taking of the action without a meeting must be given to those shareholders who have not consented in writing to such action within ten days after first obtaining the necessary authorization by written consent. The purposes of this provision are to facilitate action by shareholders and to reduce the corporate expense associated with annual and special meetings of shareholders. Under rules and regulations of the Securities and Exchange Commission, if shareholder action is taken by written consent, we will be required to send to each shareholder entitled to vote on the matter acted on, but whose consent was not solicited, an information statement containing information substantially similar to that which would have been contained in a proxy statement.

          Dividends and Other Distributions. Holders of common stock are entitled to receive ratably the dividends, if any, declared from time to time by the Board of Directors out of legally available funds, subject to the dividend and liquidation rights of any preferred stock that may be issued and outstanding. Under applicable provisions of the Florida Business Corporation Act, no dividend or other distribution (including redemptions or repurchases of shares of capital stock) may be made if, after giving effect to such distribution, we would not be able to pay out debts as they become due in the usual course of business, or if our total assets would be less than the sum of our total liabilities plus the amount that would be needed, if we were to be dissolved at the time of the distribution, to satisfy the preferential rights upon dissolution of shareholders whose preferential rights are superior to those receiving the distribution.

          Rights upon Liquidation, Dissolution or Winding Up. In the event of any liquidation, dissolution or winding-up of our affairs, holders of common stock will be entitled to share ratably in our assets remaining after provision for payment of all debts and liabilities to creditors and the liquidation preferences of any outstanding preferred stock. The rights, preferences and privileges of holders of common stock may be subject to the rights of the holders of any shares of preferred stock issued and outstanding or which we may issue in the future.

          Other Rights. Holders of common stock have no subscription, redemption or conversion rights, nor do they have any preemptive or other rights to acquire or subscribe for additional, unissued or treasury shares. Accordingly, if we were to elect to sell additional shares of common stock, persons acquiring common stock in this offering would have no right to purchase additional shares and, as a result, their percentage equity interest in Summus, Inc. would be reduced. We anticipate issuing additional equity securities in order to raise working capital. Accordingly, existing shareholders may experience additional dilution of their percentage ownership interest in us. In addition, the new equity securities may have rights, preferences or privileges senior to those of existing holders of shares of our common stock.

Certain Provisions of Florida Law and Summus, Inc.’s Second Restated and Amended Certificate of Incorporation and By-Laws

          A number of provisions of our amended and restated certificate of incorporation and by-laws concern matters of corporate governance and the rights of shareholders. Certain of these provisions, as well as the ability of our Board of Directors to issue shares of preferred stock and to set the voting rights, preferences and other terms thereof, may be deemed to have an anti-takeover effect and may discourage takeover attempts not first approved by the Board of Directors (including takeovers which certain shareholders may deemed to be in their best interests). To the extent takeover attempts are discouraged, temporary fluctuations in the market price of the common stock, which may result from actual or rumored takeover attempts, may be inhibited. These provisions, together with the ability of our Board to issue preferred stock without further shareholder action, also could delay or frustrate the removal of incumbent directors or the assumption of control by shareholders, even if such removal or assumption would be beneficial to shareholders. These provisions also could discourage or make more difficult a merger, tender offer or proxy contests, even if they could be favorable to the interests of shareholders, and could potentially depress the market price of the common stock. The Board of Directors believes these provisions are appropriate to protect the interests of Summus, Inc. and all of its shareholders.

          Amendment of the By-Laws. Our by-laws provide that the Board of Directors or the shareholders may amend or repeal the by-laws. Such action by the Board of Directors requires the affirmative vote of a majority of the directors then in office; provided, however, that the Board of Directors may not amend or repeal any by-law adopted by the shareholders if the shareholders specifically provide that such bylaw is not subject to amendment or repeal by the directors. Such action by the shareholders requires the affirmative vote of the holders of a majority of the total votes eligible to be cast by holders of voting stock with respect to such amendment or repeal at an annual meeting of shareholder or a special meeting called for such purposes.

Transfer Agent and Registrar

          The transfer agent and registrar of our common stock is Interwest Transfer Co., Inc., located in Salt Lake City, Utah.

LEGAL MATTERS

          Legal matters in connection with the common stock offered hereby have been passed upon for the Company by Donald T. Locke, the Company’s General Counsel. Mr. Locke will opine that (1) the shares of common stock held by the selling shareholders, (2) the shares of common stock underlying the warrants, when such shares are duly delivered against payment as provided in the warrants, and (3) the shares of common stock underlying the Series D Stock and Senior Convertible Debt, when converted in accordance with their terms, shall all be validly issued, fully paid, and non-assessable. Mr. Locke owns 184,616 shares of Summus common stock and warrants to purchase another 333,333 shares of common stock, all of which are included in the registration statement of which this prospectus is a part.

EXPERTS

          The consolidated financial statements of Summus, Inc. (USA) appearing in Summus, Inc. (USA)’s Annual Report (Form 10-K) for the year ended December 31, 2003  have been audited by Ernst & Young LLP, an independent registered public accounting firm, as set forth in their report thereon (which contains an explanatory paragraph describing conditions that raise substantial doubt about Summus, Inc. (USA)’s ability to continue as a going concern as described in Note 1 to the consolidated financial statements) included therein and incorporated by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

          We have filed with the Securities and Exchange Commission a registration statement on Form S-2, including exhibits under the Securities Act with respect to the shares to be sold in this offering. This prospectus does not contain all of the information set forth in the registration statement. For further information regarding Summus, Inc. and the common stock offered by this prospectus, we refer you to the registration statement, including the exhibits thereto, and the financial statements and notes filed as a part thereof. With respect to each such document filed with the Commission as an exhibit to the registration statement, reference is made to the exhibit for a more complete description of the matter involved.

          We file quarterly and annual reports, proxy statements and other information with the Commission. You may read and copy any document that we file at the public reference facilities of the Commission in Washington, D.C. Please call the Commission at 1-800-SEC-0330 for further information on the public reference rooms. Our Commission filings are also available to the public from the Commission’s web site at http://www.sec.gov and Summus’ website at www.summus.com.

DOCUMENTS INCORPORATED BY REFERENCE

          The Commission allows us to “incorporate” into this prospectus information we file with the Commission in other documents. This means we can disclose important information to you by referring to other documents which we have filed that contain that information. The following documents, which have been filed by Summus with the Commission pursuant to the Exchange Act (File No. 0-29625), are incorporated by reference in this prospectus and shall be deemed to be a part hereof:

(1)	Summus’ Annual Report on Form 10-K for the fiscal year ended December 31, 2003
(2)	Summus’ Quarterly Report on Form 10-Q for the quarter ended March 31, 2004
(3)	Summus’ Quarterly Report on Form 10-Q for the quarter ended June 30, 2004
(4)	Summus’ Current Report on Form 8-K (Item 7) dated as of August 12, 2004
(5)	Summus’ Current Report on Form 8-K (Item 5) dated as of June 30, 2004
(6)	Summus’ Current Report on Form 8-K (Item 5) dated as of May 10, 2004
(7)	Summus’ Current Report on Form 8-K (Item 5) dated as of February 27, 2004; and
(8)	Summus’ Current Report on Form 8-K (Item 5) dated as of February 18, 2004.

You may request a copy of the documents incorporated by reference at no cost. Requests for copies should be directed in writing or by telephone to:

     Summus, Inc. (USA)
434 Fayetteville Street, Suite 600
Raleigh, North Carolina 27601
Attention: Chief Financial Officer
(Telephone: (919) 807-5623)

DISCLOSURE OF COMMISSION POSITION ON IMDEMNIFICATION
OR SECURITIES ACT LIABILITIES

          Section 607.0850 of the Florida Business Corporation Act permits, and in some cases requires, Summus, Inc., as a Florida corporation, to indemnify a director, officer, employee or agent of Summus, Inc. or any person serving at the request of Summus, Inc. in any such capacity with respect to another entity, against certain expenses and liabilities incurred as a party to any proceeding, including, among others, a proceeding under the Securities Act of 1933 brought against such person by reason of the fact that such person is or was a director, officer, employee or agent of Summus, Inc. or is or was serving in such capacity with respect to another entity at the request of Summus, Inc. With respect to actions other than in the right of Summus, Inc., such indemnification is permitted if such person acted in good faith and in a manner such person reasonably believed to be in, or not opposed to, the best interests of Summus, Inc., and with respect to any criminal action or proceeding, if such person had no reasonable cause to believe his or her conduct was unlawful. Termination of any such action by judgment, order, settlement or conviction or a plea of nolo contendere, or its equivalent shall not, of itself, create a presumption that such person did not act in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of Summus, Inc., or with respect to any criminal action or proceeding, had reasonable cause to believe that his or her conduct was unlawful.

          With respect to any action threatened, pending or completed in the right of Summus, Inc. to procure a judgment in its favor against any such person, Summus, Inc. may indemnify any such person against expenses actually and reasonably incurred by him or her in connection with the defense or settlement of such action or suit, including the appeal thereof, if he or she acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of Summus, Inc., except that no indemnification shall be made in respect of any claim, issue or matter as to which any such person shall have been adjudged to be liable unless the court in which the action was brought determines that despite the adjudication of liability, but in view of all the circumstances in the case, such person is fairly and reasonably entitled to indemnity for such expenses.

          Section 607.0850 of the Florida Business Corporation Act also provides that if any such person has been successful on the merits or otherwise in defense of any action, suit or proceeding, whether brought in the right of Summus, Inc. or otherwise, such person shall be indemnified against expenses actually and reasonably incurred by him or her in connection therewith. If any director or officer does not succeed upon the merits or otherwise in defense of an action, suit or proceeding, then unless pursuant to a determination made by a court, indemnification by Summus, Inc. shall be made only as authorized in the specific case upon a determination that indemnification of the director or officer is proper because he or she has met the applicable standard of conduct. Any such determination may be made:

(a)	by the Board of Directors by a majority vote of a quorum consisting of directors who are not parties to such action, suit, or proceeding;
(b)	if such a quorum is not obtainable or, even if obtainable, by a majority vote of a committee duly designated by the Board of Directors (in which directors who are parties may participate) consisting solely of two or more directors not at the time parties to the proceeding

(c)	by independent legal counsel selected by the Board of Directors (as described in paragraph (a)) or the committee (as described in paragraph (b)), or if a quorum of the directors cannot be obtained or the committee cannot be designated, selected by a majority vote of the full Board of Directors (in which directors who are parties may participate); or
(d)	by the shareholders by a majority vote of a quorum consisting of shareholders who were not parties to the proceeding or, if no such quorum is obtainable, by a majority vote of shareholders who were not parties to such proceeding.

          The indemnification provisions of Section 607.0850 are not exclusive, and a corporation may make other or further indemnification of any of its directors, officers, employees or agents, under any bylaw, agreement, vote of shareholders or disinterested directors. However, indemnification shall not be made to or on behalf of any director, officer, employee or agent if a judgment or other final adjudication establishes that his or her actions, or omissions to act, were material to the cause of action so adjudicated and constitute:

(a)	a violation of the criminal law, unless the director, officer, employee or agent had reasonable cause to believe his or her conduct was lawful or had no reasonable cause to believe his or her conduct was unlawful;
(b)	a transaction from which the director, officer, employee or agent derived an improper personal benefit;
(c)	in the case of a director, a circumstance under which the liability provisions of Section 607.0834 of the Florida Business Corporation Act are applicable (in connection with an improper distribution to shareholders); or
(d)	willful misconduct or a conscious disregard for the best interests of the corporation in a proceeding by or in the right of the corporation to procure a judgment in its favor or in a proceeding by or in the right of a shareholder.

          Summus, Inc.'s charter contains a provision making indemnification of Summus, Inc.'s directors and officers mandatory to the full extent permitted by Section 607.0850, including circumstances in which indemnification is otherwise discretionary. The charter also provides that Summus, Inc. may, in the sole discretion of the Board of Directors, indemnify any other person who may be indemnified under Section 607.0850, to the extent the Board deems such indemnification advisable. In addition our charter eliminates or limits the personal liability of directors to Summus, Inc. and its shareholders for monetary damages for specific breaches of fiduciary duties. The liability of a director is not eliminated or limited:

  for any breach of the director’s duty of loyalty to Summus, Inc. or its shareholders;
  for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;
  for any improper distribution under the FBCA; or
  for any transaction from which the director derived an improper personal benefit.

          Insofar as indemnification for liabilities under the Securities Act may be permitted to directors, officers or persons controlling Summus, Inc. under the foregoing provisions, we have been informed that, in the opinion of the Commission, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

          Section 607.0850 of the Florida Business Corporation Act also contains a provision authorizing corporations to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another entity, against any liability asserted against the person and incurred by him or her in any such capacity or arising out of his or her status as such, whether or not the corporation would have the power to indemnify the person against such liability under the provisions of Section 607.0850. We have obtained liability insurance for our directors and officers.

          At present, there is no pending litigation or proceeding involving any director, officer, employee or agent as to which indemnification will be required or permitted under the amended and restated certificate of incorporation. We are not aware of any threatened litigation or proceeding that may result in a claim for this type of indemnification.

You should rely only on the information contained in this prospectus or contained in a prospectus supplement. Neither we nor the selling shareholders have authorized anyone else to provide you with different or additional information. The selling shareholders are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus or in any prospectus supplement is accurate as of any date other than the date on the front page of the prospectus.

114,501,062 Shares

SUMMUS, INC. (USA)

Common Stock

P R O S P E C T U S

August __, 2004

__________

Part II

Item 14. Other Expenses of Issuance and Distribution

          The following table provides the fees and expenses, payable by us in connection with the issuance and distribution of the securities being registered hereunder, all of which are being paid by us.  Except for the SEC registration fee, all amounts are estimates.

SEC registration fee	$945.84
Other fees	$500.00
Printing and filing expenses	$1,000.00
Legal fees and expenses	$1,000.00
Accounting fees and expenses	$9,000.00
Blue sky fees and expenses	$0.00
Transfer agent fees	$500.00
Total	$12,945.84

Item 15. Indemnification of Directors and Officers

          Section 607.0850 of the Florida Business Corporation Act permits, and in some cases requires, Summus, Inc., as a Florida corporation, to indemnify a director, officer, employee or agent of Summus, Inc. or any person serving at the request of Summus, Inc. in any such capacity with respect to another entity, against certain expenses and liabilities incurred as a party to any proceeding, including, among others, a proceeding under the Securities Act of 1933 brought against such person by reason of the fact that such person is or was a director, officer, employee or agent of Summus, Inc. or is or was serving in such capacity with respect to another entity at the request of Summus, Inc. With respect to actions other than in the right of Summus, Inc., such indemnification is permitted if such person acted in good faith and in a manner such person reasonably believed to be in, or not opposed to, the best interests of Summus, Inc., and with respect to any criminal action or proceeding, if such person had no reasonable cause to believe his or her conduct was unlawful. Termination of any such action by judgment, order, settlement or conviction or a plea of nolo contendere, or its equivalent shall not, of itself, create a presumption that such person did not act in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of Summus, Inc., or with respect to any criminal action or proceeding, had reasonable cause to believe that his or her conduct was unlawful.

          With respect to any action threatened, pending or completed in the right of Summus, Inc. to procure a judgment in its favor against any such person, Summus, Inc. may indemnify any such person against expenses actually and reasonably incurred by him or her in connection with the defense or settlement of such action or suit, including the appeal thereof, if he or she acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of Summus, Inc., except that no indemnification shall be made in respect of any claim, issue or matter as to which any such person shall have been adjudged to be liable unless the court in which the action was brought determines that despite the adjudication of liability, but in view of all the circumstances in the case, such person is fairly and reasonably entitled to indemnity for such expenses.

          Section 607.0850 of the Florida Business Corporation Act also provides that if any such person has been successful on the merits or otherwise in defense of any action, suit or proceeding, whether brought in the right of Summus, Inc. or otherwise, such person shall be indemnified against expenses actually and reasonably incurred by him or her in connection therewith. If any director or officer does not succeed upon the merits or otherwise in defense of an action, suit or proceeding, then unless pursuant to a determination made by a court, indemnification by Summus, Inc. shall be made only as authorized in the specific case upon a determination that indemnification of the director or officer is proper because he or she has met the applicable standard of conduct. Any such determination may be made:

(a)	by the Board of Directors by a majority vote of a quorum consisting of directors who are not parties to such action, suit, or proceeding;
(b)	if such a quorum is not obtainable or, even if obtainable, by a majority vote of a committee duly designated by the Board of Directors (in which directors who are parties may participate) consisting solely of two or more directors not at the time parties to the proceeding;
(c)	by independent legal counsel selected by the Board of Directors (as described in paragraph (a)) or the committee (as described in paragraph (b)), or if a quorum of the directors cannot be obtained or the committee cannot be designated, selected by a majority vote of the full Board of Directors (in which directors who are parties may participate); or
(d)	by the shareholders by a majority vote of a quorum consisting of shareholders who were not parties to the proceeding or, if no such quorum is obtainable, by a majority vote of shareholders who were not parties to such proceeding.

          The indemnification provisions of Section 607.0850 are not exclusive, and a corporation may make other or further indemnification of any of its directors, officers, employees or agents, under any bylaw, agreement, vote of shareholders or disinterested directors. However, indemnification shall not be made to or on behalf of any director, officer, employee or agent if a judgment or other final adjudication establishes that his or her actions, or omissions to act, were material to the cause of action so adjudicated and constitute:

(a)	a violation of the criminal law, unless the director, officer, employee or agent had reasonable cause to believe his or her conduct was lawful or had no reasonable cause to believe his or her conduct was unlawful;
(b)	a transaction from which the director, officer, employee or agent derived an improper personal benefit;
(c)	in the case of a director, a circumstance under which the liability provisions of Section 607.0834 of the Florida Business Corporation Act are applicable (in connection with an improper distribution to shareholders); or
(d)	willful misconduct or a conscious disregard for the best interests of the corporation in a proceeding by or in the right of the corporation to procure a judgment in its favor or in a proceeding by or in the right of a shareholder.

          Summus, Inc.'s charter contains a provision making indemnification of Summus, Inc.'s directors and officers mandatory to the full extent permitted by Section 607.0850, including circumstances in which indemnification is otherwise discretionary. The charter also provides that Summus, Inc. may, in the sole discretion of the Board of Directors, indemnify any other person who may be indemnified under Section 607.0850, to the extent the Board deems such indemnification advisable. In addition our charter eliminates or limits the personal liability of directors to Summus, Inc. and its shareholders for monetary damages for specific breaches of fiduciary duties. The liability of a director is not eliminated or limited:

  for any breach of the director’s duty of loyalty to Summus, Inc. or its shareholders;
  for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;
  for any improper distribution under the FBCA; or
  for any transaction from which the director derived an improper personal benefit.

          Insofar as indemnification for liabilities under the Securities Act may be permitted to directors, officers or persons controlling Summus, Inc. under the foregoing provisions, we have been informed that, in the opinion of the Commission, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

          Section 607.0850 of the Florida Business Corporation Act also contains a provision authorizing corporations to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another entity, against any liability asserted against the person and incurred by him or her in any such capacity or arising out of his or her status as such, whether or not the corporation would have the power to indemnify the person against such liability under the provisions of Section 607.0850. We have obtained liability insurance for our directors and officers.

          At present, there is no pending litigation or proceeding involving any director, officer, employee or agent as to which indemnification will be required or permitted under the amended and restated certificate of incorporation. We are not aware of any threatened litigation or proceeding that may result in a claim for this type of indemnification.

Item 16.  Exhibits

See Index to Exhibits on page II – 5 for a descriptive response to this item.

Item 17.  Undertakings

(a)	The undersigned registrant hereby takes
(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:
(i) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement.

          (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide officer of

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b)          The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)          Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

SIGNATURES

          Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Raleigh, State of North Carolina on the 12th day of August, 2004.

SUMMUS, INC. (USA)
By: /s/ Donald T. Locke Donald T. Locke Chief Financial Officer

     Pursuant to the requirements of the Securities Exchange Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Gary E. Ban	Chief Executive Officer	August 12, 2004
Gary E. Ban	(Principal Executive Officer)

/s/ Donald T. Locke	Chief Financial Officer and General Counsel	August 12, 2004
Donald T. Locke	(Principal Financial and Principal
Accounting Officer)
/s/ Stephen M. Finn	Director	August 12, 2004
Stephen M. Finn

/s/ Neil R. Guenther	Director	August 12, 2004
Neil R. Guenther

/s/ Scott W. Hamilton	Director	August 12, 2004
Scott W. Hamilton

/s/ J. Winder Hughes	Director	August 12, 2004
J. Winder Hughes

EXHIBIT INDEX

Exhibit		Exhibit
Number		Description

4.1	*	Specimen Common Stock Certificate (incorporated by reference to Exhibit 4.1 to our Annual
Report on Form 10-K for the fiscal year ended December 31, 2001)

4.2	*	Form of Subscription Agreement for private placement sales of our common stock (incorporated by reference to Exhibit 4.2 to our Annual Report on Form 10-K for the fiscal year ended
December 31, 2001)

4.3	*	Form of Selling Shareholders Agreement in connection with private placement sales of our common stock (incorporated by reference to Exhibit 4.3 to our Annual Report on Form 10-K for
the fiscal year ended December 31, 2001)

4.4	*	Form of Warrant Agreement for warrants issued in connection with private placement sales of our common stock (incorporated by reference to Exhibit 4.4 to our Annual Report on Form 10-
K for the fiscal year ended December 31, 2001)

4.7	*	Form of Series D Convertible Preferred Stock Subscription Agreement (incorporated by reference to Exhibit 4.3 to our Quarterly Report on Form 10-Q for the fiscal quarter ended
September 30, 2003)

4.8	*	Form of Series D Convertible Preferred Stock Registration Rights Agreement (incorporated by reference to Exhibit 4.4 to our Quarterly Report on Form 10-Q for the fiscal quarter ended
September 30, 2003)

5.1		Opinion of Counsel

10.1	*	Asset Purchase Agreement, dated October 30, 2000, among Summus, Inc., Summus, Ltd., and the stockholders named therein (incorporated by reference to Exhibit 10.01 to our Current
Report on Form 8-K dated February 16, 2001)

10.2	*	Amendment Number 1 to Asset Purchase Agreement, dated as of December 30, 2000, among
Summus, Inc., Summus, Ltd. and the stockholders named therein (incorporated by reference to
Exhibit 10.02 to our Current Report on Form 8-K dated February 16, 2001)

10.3	*	Amendment to Asset Purchase Agreement, dated as of January 30, 2001, among Summus, Inc.,
Summus, Ltd. and the stockholders named therein (incorporated by reference to Exhibit 10.03 to our Current Report on Form 8-K dated February 16, 2001)

10.4	*	Agreement for Transfer of All Rights and Reservation of License in Software, dated September
4, 2000, between PlusStation, LLC, Niksa Radovic and Summus, Ltd. (incorporated by reference to Exhibit 10.9 to our Form 10 filed on July 5, 2001)

10.5	*	Equity Compensation Plan, effective January 31, 2000 (incorporated by reference to Exhibit
10.05 to our Quarterly Report on Form 10-Q filed for the quarter ended March 31. 2000)

10.6	*	Amendment to Equity Compensation Plan, effective May 1, 2000 (incorporated by reference to
Exhibit 10.26 to our Form 10 filed on July 5, 2001)

10.7	*	Amendment to Summus, Inc. Equity Compensation Plan, effective February 16, 2001
(incorporated by reference to Exhibit 10.09 to our Current Report on Form 8-K dated February
16, 2001)

10.8	*	Amendment to Summus Equity Compensation Plan, effective May 23, 2002
(incorporated by reference to Exhibit 10.08 to our Annual Report on Form 10-K filed for the fiscal year ended

December 31, 2002)

10.9	*	Executive Employment Agreement, dated as of February 16, 2001, between Summus, Inc. and
Bjorn Jawerth (incorporated by reference to Exhibit 10.06 to our Current Report on Form 8-K dated February 16, 2001)

10.10	*	Amendment to Executive Employment Agreement of Bjorn D. Jawerth, dated as of February 28,
2001 (incorporated by reference to Exhibit 10.11 to our Annual Report on Form 10-K for the
fiscal year ended December 31, 2001)

10.11	*	Executive Employment Agreement, dated as of February 16, 2001, between Summus, Inc. and
Gary E. Ban (incorporated by reference to Exhibit 10.12 to our Annual Report on Form 10-K for the fiscal year ended December 31, 2001)

10.12	*	Executive Employment Agreement, dated as of February 16, 2001, between Summus, Inc. and
Robert S. Lowrey (incorporated by reference to Exhibit 10.15 to our Annual Report on Form
10-K for the fiscal year ended December 31, 2001)

10.13	*	Lease Agreement, dated as of October 15, 1999, as modified on March 23, 2000 and June 9,
2000, between Phoenix Limited Partnership of Raleigh and Summus, Inc. (incorporated by reference to Exhibit 10.31 to our Form 10 filed on July 5, 2001)

10.14	*	Lease Agreement, dated as of August 12, 1999, between Phoenix Limited Partnership of
Raleigh and Summus, Ltd. (incorporated by reference to Exhibit 32 to our Form 10 filed on July
5, 2001)

10.15	*	Lease Modification Agreement Number 1, dated as of December 22, 1999, between Phoenix
Limited Partnership of Raleigh and Summus, Ltd (incorporated by reference to Exhibit 33 to our Form 10 filed on July 5, 2001)

10.16	*	Summus, Inc. Invention Awards Plan, effective October 30, 2000 (incorporated by reference to
Exhibit 10.40 to Amendment No. 1 to our Form 10 filed on September 28, 2001)

10.17	*	Master Porting Agreement, dated July 27, 2001, between Summus, Inc. and Samsung Electronics America
(incorporated by reference to Exhibit 10.41 to Amendment No. 2 to our Form 10 filed on October 31, 2001)

10.18	*	Alternative Compensation Plan, adopted as of August 1, 2002 (incorporated by reference to Exhibit 10.19 to our Annual Report on Form 10-K for the fiscal year ended December 31, 2002)

23.1		Consent of Ernst & Young LLP